UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2002

RICHMONT MINES INC.
(Name of Registrant)

110, avenue Principale, Rouyn-Noranda, Quebec J9X 4P2
(Address of principal executive offices)

1. April 19, 2002, Richmont Mines Inc. issued the 2001 Annual Report and the 2001 Notice of Annual General Meeting of Shareholders and the Management Proxy Circular. This report is filed solely for the purpose of filing a copy of the 2001 Annual Report and the 2001 Notice of Annual General Meeting of Shareholders and the Management Proxy Circular attached hereto.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Richmont Mines Inc. -- SEC File No. 0-28816
(Registrant)

Date 04/19/02 By [signature]
Jean-Yves Laliberté, Vice-President, Finance

RICHMONT







ANNUAL REPORT

2001

CORPORATE PROFILE

Richmont Mines Inc. is a growing gold producer operating mining properties in two Canadian provinces: Quebec and Newfoundland.

Over the years, the Company has succeeded in building a solid team with excellent development and gold mining capabilities. Thanks to its strong financial position, Richmont Mines is continuing its active search for new projects with the objective of growing into an intermediate-size gold producer.

TABLE OF CONTENTS

President's Message	Corporate Structure	Location Map	Newfoundland Division	Quebec Division	Quarterly Review	Financial Review 1997 to 2001	Management's Discussion and Analysis
01	03	03	04	07	12	13	14

2001 HIGHLIGHTS

January - Development work begins at the Hammerdown Mine

April - 50% interest acquired in the Beaufor Mine

July - $2.7 million government grant over a three-year period obtained to restart the Beaufor Mine
- Operations end at the Nugget Pond Mine
- Production starts at the Hammerdown Mine
- Work begins to secure the Beaufor Mine

November - Operations cease at the Francoeur Mine

January 2002 - Production resumes at the Beaufor Mine

February 2002 - Acquisition of the Norex property

	2001	2000	1999
	$	$ Restated	$ Restated
Results *(millions of CAN$)*			
Revenues	**35.3**	35.5	34.8
Net earnings (loss) before write-down of mining assets and provision for site restoration costs	**4.6**	2.6	(0.4)
Net earnings (loss)	**0.5**	(3.4)	(8.2)
Cash flow from operations	**12.0**	11.0	7.0
Results per share *(CAN$)*			
Net earnings (loss) before write-down of mining assets and provision for site restoration costs	**0.31**	0.17	(0.02)
Net earnings (loss)	**0.03**	(0.22)	(0.53)
Cash flow from operations	**0.79**	0.72	0.45
Financial position *(millions of CAN$)*			
Total assets	**32.1**	31.5	34.1
Working capital	**14.4**	13.8	12.0
Long-term debt	-	-	-
Gold production *(ounces)*	**73,344**	79,268	83,987
Gold sales *(ounces)*	**81,153**	77,541	82,709
Total reserves and resources *(ounces)*	**703,000**	604,000	434,000



The year 2001 marked a return to profitability for Richmont Mines.

Management's Report	Auditors' Report to the Shareholders	Consolidated Statements of Earnings	Consolidated Statements of Retained Earnings (Deficit)	Consolidated Balance Sheets	Consolidated Statements of Cash Flow	Notes to Consolidated Financial Statements
19	19	20	20	21	22	23

PRESIDENT'S MESSAGE

In 2001, gold prices ranged from a low of US$256 per ounce to a high of US$293 per ounce, averaging US$271 or US$9 less than in 2000. The industry also experienced a wave of consolidations, both in Canada and around the world, as well as the implementation of numerous measures designed to stimulate the gold market. Perhaps as a result of these favourable developments, at the beginning of 2002, gold traded above US$300 per ounce for the first time in two years.

Total gold production



120
100
80
60
40
20
0
thousand ounces
PROJECTED
98
99
00
01
02
year

In 2001, Richmont Mines consolidated its Quebec assets as well as those in Newfoundland. By acquiring a 50% interest in the Beaufor Mine, located near Val-d'Or, Quebec, the Company increased its share of the ownership of the mine and became the mine operator. The resumption of production at the Beaufor Mine in January 2002, following the completion of the work required to secure the mine, also bodes well for the recently modernized Camflo Mill, where production is expected to increase in 2002. As previously announced, the Francoeur Mine closed in November following the depletion of its reserves. The mine has produced 340,000 ounces of gold and doubled its projected lifespan. However, its active life may not be over. In February 2002, Richmont Mines acquired the adjacent Norex property, where exploration work may lead to the extension of the Francoeur Mine's main ore zone.

In Newfoundland, the Hammerdown Mine started commercial production last July, gradually taking over from the Nugget Pond Mine where reserves have now been depleted. In fact, the acquisition of the Hammerdown property in March 2000 will extend the lifespan of the Nugget Pond Mill by several years.

Overall, results for Richmont Mines have improved since 2000. Net earnings for 2001 were $518,090, a remarkable increase compared with the loss of $3,390,926 recorded the previous year. The Company's numerous efforts to reduce production costs proved to be effective: the average cash cost was US$163 in 2001 compared with US$191 per ounce the previous year. Richmont Mines' total production was slightly lower in 2001, amounting to 73,344 ounces of gold compared with 79,268 ounces in 2000. Cash flow from operations increased, climbing from $10,971,758 in 2000 to $11,950,388 in 2001.

Cash cost per ounce of gold


$350
300
250
200
150
97
98
99
00
01
year
Cash cost in CAN$
Cash cost in US$

The Nugget Pond Mine produced 8,548 ounces of gold in 2001 at a cash cost of US$272 per ounce, compared with 37,950 ounces at a cash cost of US$142 per ounce in 2000. This downturn in production reflects the depletion of reserves at the mine, which ceased operations in July 2001. During the first six months of commercial production at the Hammerdown Mine, gold output was 34,210 ounces at a cash cost of US$115 per ounce. This low cost confirms the excellent ore grades, one of the key advantages of the Hammerdown Mine.

In Quebec, gold production at the Francoeur Mine for 2001 totalled 30,586 ounces at a cash cost of US$185 per ounce. In 2000, the mine produced 24,199 ounces of gold at a cash cost of US$238 per ounce.

Reflecting the suspension of operations at the Beaufor Mine between August 2000 and January 2002, the Camflo Mill processed 169,235 tons of ore in 2001, down from 288,540 tons the previous year.

Richmont Mines looks toward the coming years with optimism. It has confidence in its growth strategy, which involves the ongoing exploration of its current properties and the acquisition of new profitable gold projects. In 2002, the Company expects to produce a record 100,000 ounces of gold, while increasing cash flow from operations.

To pursue its growth, Richmont Mines can count on its solid financial position: it has no long-term debt, it has cash and cash equivalents of $15.6 million and an unused line of credit of $5 million.

In closing, I would like to express my heartfelt thanks to all Richmont Mines employees for their dedication and enthusiasm. I would also like to extend my gratitude to the members of the Board of Directors for their support and guidance. Thanks to these remarkable stakeholders, Richmont Mines is well positioned to face the challenges of the future.

Jean-Guy Rivard
President and Chief Executive Officer
February 20, 2002


RICHMONT
RICHMONT MINES INC.
Newfoundland Division
100% Hammerdown Mine
100% Nugget Pond Mine and Mill
Quebec Division
100% Francoeur Mine
100% Camflo Mill Inc.
69.3% Louvem Mines Inc.
50% Beaufor Mine
50% Beaufor Mine

LOCATION MAP


Quebec
CANADA
Nugget Pond Mine and Mill
Camflo Mill
Hammerdown Mine
Rouyn-Noranda
Beaufor Mine
Newfoundland
Francoeur Mine
Montreal
St. John's
Toronto

GOLD RESERVES AND RESOURCES

December 31	Proven and probable reserves tons	grade	ounces	Resources tons	grade	ounces	Total (reserves and resources) tons	grade	ounces
Newfoundland Division									
Hammerdown Mine									
2001	370,000	0.51	190,000	440,000	0.26	115,000	810,000	0.38	305,000
2000	443,000	0.47	210,000	334,000	0.33	110,000	777,000	0.41	320,000
Nugget Pond Mine									
2001	-	-	-	-	-	-	-	-	-
2000	120,000	0.25	29,000	27,500	0.20	5,500	147,500	0.23	34,500
Quebec Division									
Francoeur Mine									
2001	-	-	-	368,000	0.24	87,000	368,000	0.24	87,000
2000	143,000	0.22	31,000	267,000	0.24	63,000	410,000	0.23	94,000
Beaufor Mine									
2001 *(100%)*	1,103,000	0.21	237,000	380,000	0.19	74,000	1,483,000	0.21	311,000
2000 *(50%)*	551,500	0.21	118,500	190,000	0.19	37,000	741,500	0.21	155,500
Total									
2001	1,473,000	0.29	427,000	1,188,000	0.23	276,000	2,661,000	0.26	703,000
2000	1,257,500	0.31	388,500	818,500	0.26	215,500	2,076,000	0.29	604,000

DESPITE THE DEPLETION OF RESERVES AT THE NUGGET POND MINE DURING 2001, THE BEGINNING OF COMMERCIAL PRODUCTION AT THE HAMMERDOWN MINE ENABLED OPERATIONS TO CONTINUE AT THE NUGGET POND MILL. AS AT DECEMBER 31, 2001, THE PROVEN AND PROBABLE RESERVES OF THE HAMMERDOWN MINE STOOD AT 370,000 TONS GRADING 0.51 OUNCES OF GOLD PER TON, FOR A TOTAL OF 190,000 OUNCES OF GOLD. IT IS ESTIMATED THAT 50,000 OUNCES OF GOLD WILL BE PRODUCED IN 2002 AT A CASH COST OF APPROXIMATELY US$140 PER OUNCE.

Newfoundland DIVISION


Baie Verte
La Scie
Snook's Arm
King's Point
Springdale
Nugget Pond Mine
Hammerdown Mine



HAMMERDOWN MINE

Commercial production began at the Hammerdown Mine in 2001.



Richmont Mines purchased the Hammerdown Mine located near King's Point, Newfoundland, in March 2000 for $6 million, $5.4 million of which was paid in cash. The purchase agreement stipulates that the remaining $600,000 is to be paid out at the rate of $10 for each ounce of gold produced between the 70,000th and 130,000th ounce. Two factors make the Hammerdown Mine a very cost-effective project: the known reserves are at a shallow depth and the ore grade is over 0.50 ounces of gold per ton.

The Hammerdown Mine started up in July 2001. During the remainder of the year, the mine produced 58,765 tons of ore grading 0.60 ounces of gold with 97.8% recovery, for a total of 34,210 ounces at a cash cost of US$115 per ounce. Richmont Mines estimates that in 2002 the Hammerdown Mine will produce approximately 50,000 ounces of gold at a cash cost of about US$140 per ounce.

Development

Over the course of the year, Richmont Mines invested $3,858,801 to pursue underground development and build surface infrastructures. Specifically, this work included the driving of an access ramp 1,100 feet long to provide access to four levels of the mine, the development of ventilation raises, and the construction of a garage, a warehouse, a service area for employees and a technical services office.

The work slated for 2002, which is expected to cost approximately $1.5 million, involves the extension of the access ramp and ventilation raise to the sixth level as well as the purchase of some equipment. In an effort to ensure that reserves can be renewed, a $500,000 exploration program is scheduled for 2002. At the end of 2001, the proven and probable reserves of the Hammerdown Mine were estimated to be 370,000 tons grading 0.51 ounces of gold per ton, for a total of 190,000 ounces. In addition, there were resources of approximately 115,000 ounces of gold.



Hammerdown Mine

		2001
Production data		
Tons		58,765
Grade		0.60
Recovery (%)		97.8
Ounces of gold		34,210
Production costs per ounce	CAN$	US$
Cash cost	179	115
Depreciation and depletion	78	50
Total cost	257	165
Average number of employees		39

Longitudinal section of the Hammerdown Mine



300 ft.
600 ft.
Ramp
ZONE M1
ZONE M2
ZONE M3
ZONE RM
ZONES O-P
ZONE SOUTH

Human Resources

To provide financial support for education, Richmont Mines awarded five scholarships valued at $1,000 each to employees' children attending university on a full-time basis. Since first setting up operations in Newfoundland in 1997, Richmont Mines has granted a total of $50,000 in scholarships through its program.

NUGGET POND MINE AND MILL

As the mine completed its final year of operation, the mill began processing ore from the Hammerdown Mine.

Located near Snook's Arm in northeastern Newfoundland, the Nugget Pond Mine started commercial production in April 1997. Richmont Mines invested $27 million to acquire and develop this mine and to build the adjoining mill, which has a capacity of approximately 145,000 tons of ore per year.

In 2001, mining operations at Nugget Pond resulted in the extraction of 40,642 tons of ore grading 0.21 ounces of gold per ton with 97.9% recovery, for a total production of 8,548 ounces of gold at a cash cost of US$272 per ounce. The low production compared with the 37,950 ounces produced in 2000 at a cash cost of US$142 per ounce reflects the depletion of reserves.

The cash cost increased from its 2000 level due to lack of continuity in mineralization and above-average dilution resulting in lower grades in Zone 1. Consequently, production was suspended in July and the remaining ore was processed in the fall. After carrying out an exploration program that failed to produce significant results, Richmont Mines decided to close the mine permanently in December 2001. The mine produced a total of 168,748 ounces of gold, whereas the reserves were estimated to be 160,000 ounces at the start of commercial production. Following the shutdown of this facility, most of the employees were transferred to the Hammerdown Mine.

The Nugget Pond Mill processed 99,407 tons of ore from the Nugget Pond and Hammerdown mines in 2001. Recovery was 97.8%, compared with 98.4% in 2000. In 2002, Richmont Mines plans to operate the mill at approximately 75% of its capacity, which exceeds the anticipated production of the Hammerdown Mine.



Nugget Pond Mine

	2001		2000		1999		1998		1997	
Production data										
Tons	**40,642**		118,968		145,747		138,594		93,721	
Grade	**0.21**		0.32		0.30		0.32		0.38	
Recovery (%)	**97.9**		98.4		98.2		98.0		97.3	
Ounces of gold	**8,548**		37,950		43,457		44,030		34,763	
Production costs per ounce	**CAN$**	**US$**	CAN$	US$	CAN$	US$	CAN$	US$	CAN$	US$
Cash cost	**420**	**272**	211	142	205	138	213	144	207	149
Depreciation and depletion	**139**	**90**	101	68	134	90	143	96	155	112
Total cost	**559**	**362**	312	210	339	228	356	240	362	261
Average number of employees	**36**		65		72		72		75	

RICHMONT MINES CONSOLIDATED ITS ASSETS IN QUEBEC IN 2001. BY ACQUIRING A 50% INTEREST IN THE BEAUFOR MINE, RICHMONT MINES BECAME THE MINE'S OPERATOR. ALTHOUGH DEPRIVED OF A SOURCE OF ORE WHEN THE *FRANCOEUR MINE* CLOSED AT THE END OF THE YEAR, THE CAMFLO MILL CAN NOW PROCESS ORE SUPPLIED BY THE BEAUFOR MINE, WHERE OPERATIONS RESUMED IN JANUARY 2002.

DIVISION



Rouyn-Noranda
Montreal
Francoeur Mine
Camflo Mill
Beaufor Mine

FRANCOEUR MINE

After a decade of operation, the Francoeur Mine ceased production in November.

The Francoeur Mine is located approximately 16 miles west of Rouyn-Noranda in northwestern Quebec. Since 1985, this property has been the site of important exploration and development work. The mine began commercial production in 1991 and remained active for 10 years, closing on November 30, 2001 following the depletion of its reserves.

The year 2001 was among the most productive and profitable in the history of the Francoeur Mine. Production totalled 153,562 tons of ore grading 0.21 ounces of gold per ton with 95.8% recovery, for a total of 30,586 ounces at a cash cost of US$185 per ounce. During the previous year, the mine produced 130,408 tons of ore grading 0.19 ounces of gold per ton, for a total of 24,199 ounces at a cash cost of US$238 per ounce.

In total, the Francoeur Mine has produced 340,000 ounces of gold, having doubled its projected lifespan.

Exploration

As planned, Richmont Mines conducted exploration work in the West Zone in 2001. Resources were identified, but given the current context, the development work required to mine these resources makes the project unprofitable.



Francoeur property
Norex property
Shaft 6
Shaft 7
Zone 7
Level 5
7
9
11
13
15
17
Zone 20
North Zone
South Zone
South-South Zone
Exploration drift

Subsequent to the closing of the mine in November 2001, Richmont Mines acquired the Norex property, adjacent to the Francoeur Mine, in February 2002. The Company is currently preparing an exploration program designed to evaluate the potential extension at depth of Francoeur's main zone below 2,700 feet. To access a drilling area, approximately 1,000 feet of drifting is required. The Company has applied for financial assistance from the Quebec Ministry of Natural Resources to secure an exploration grant. Carrying out an exploration program would allow the Company to promptly rehire some of the Francoeur Mine employees.

Human Resources

In terms of safety, there were no compensable accidents at the Francoeur Mine in 2001, a testament to the ongoing vigilance of employees. Richmont Mines awarded a total of five scholarships of $1,000 each to the children of employees enrolled in university on a full-time basis. Since the establishment of this program at the Francoeur Mine in 1994, the Company has granted a total of $22,000 in scholarships.

A reclassification committee was formed, in collaboration with Emploi-Québec, to assist employees with their job search.



Francoeur Mine

	2001		2000		1999		1998		1997	
Production data										
Tons		**153,562**		130,408		103,627		162,278		159,520
Grade		**0.21**		0.19		0.18		0.21		0.19
Recovery (%)		**95.8**		96.1		95.7		95.4		95.1
Ounces of gold		**30,586**		24,199		18,109		32,527		28,991
Production costs per ounce	**CAN$**	**US$**	CAN$	US$	CAN$	US$	CAN$	US$	CAN$	US$
Cash cost	**286**	**185**	353	238	390	262	325	219	378	273
Depreciation and depletion	**14**	**9**	16	11	58	39	58	39	53	38
Total cost	**300**	**194**	369	249	448	301	383	258	431	311
Average number of employees		**45**		62		77		87		91





Camflo Mill

	2001	2000	1999	1998	1997
Production data					
Processed tons	**169,235**	288,540	316,559	362,443	342,369
Recovery (%)	**96.0**	97.7	97.7	97.1	96.7
Average number of employees	**25**	28	28	27	26

CAMFLO MILL

In anticipation of the resumption of production at the Beaufor Mine, major modernization initiatives were undertaken at the Camflo Mill in 2001.

In 2001, the Camflo Mill processed 169,235 tons of ore – 153,562 tons from the Francoeur Mine and 15,673 tons for a custom-milling client. This decline in production, compared with 288,540 tons processed during the previous year, is attributable to the interruption of mining operations at the Beaufor Mine in August 2000. The gold recovery rate was 96.0%, slightly lower than the rate of 97.7% achieved in 2000.

With the resumption of operations at the Beaufor Mine in January of this year, the Camflo Mill will process approximately 270,000 tons of ore in 2002, which represents close to 60% of its capacity.

Subsequent to an agreement reached in July 2001 with the Quebec Ministry of Natural Resources designed to facilitate the resumption of operations at the Beaufor Mine, Richmont Mines invested $800,000 to modernize the Camflo Mill. The work completed in 2001 involved repairs to the roof and walls of the main building, the reinforcement of the concrete base for production equipment and repairs to steel structures. In 2002, the Company will install a dust-recovery system in the crushing room, along with a dust collector in the refinery. These measures will improve air quality in the workplace and recover additional gold particles. Other sections of the mill will also be renovated.

Concerned about environmental issues, Richmont Mines vigilantly complies with all regulations designed to protect various natural habitats.

BEAUFOR MINE

Richmont Mines became the Beaufor Mine operator in 2001.

In April 2001, Richmont Mines announced that it was acquiring a 50% interest in the Beaufor Mine as well as a 100% interest in the adjacent Perron property. As a result of this $1.8 million acquisition, Richmont Mines is now the operator of the Beaufor Mine, the remaining 50% of which is owned by Louvem Mines Inc., a company in which Richmont Mines has held a 69.3% interest since July 1, 1997. The Beaufor Mine is located 16 miles northeast of Val-d'Or.

In its new role as operator of the Beaufor Mine, Richmont Mines requested assistance from the provincial government to facilitate the resumption of operations at the mine. As a precautionary measure, the mine was closed in August 2000 when concerns were raised about the stability of the mine pillars. It was determined that the partners would have to invest $5 million to secure the mine and modernize the Camflo Mill. In July 2001, Richmont Mines reached an agreement with the Quebec Ministry of Natural Resources designed to assist in reopening the mine. The provincial government's contribution, amounting to a maximum of $2.7 million, will be paid out over three years and is based on the total payroll of these operations.

The work required to secure the Beaufor Mine was initiated in July 2001. It involves the backfilling of old stopes, the cabling of some pillars and the erection of concrete barricades, primarily to protect the mine from the risks of water infiltration. The work slated for 2002 includes the installation of fences around old stopes and the diversion of a stream that crosses the mine site.


Shaft 5
PERRON
(Production shaft)
Shaft 1
PASCALIS
(Ventilation shaft and emergency exit)
Shaft 4
BEAUFOR
Headframe
Garage
Hoist
Fan
Diverted stream
Settling pond
Lev. 100 ft.
Lev. 200 ft.
Lev. 300 ft.
Lev. 400 ft.
Lev. 500 ft.
PERRON FAULT

Work to secure the Beaufor Mine		
	Legend	
○ Work to be done	1 Safety fence	4 Concrete backfill
○ Work in progress	2 Barricade	5 Anchoring cable
○ Completed work	3 Concrete slab	6 Stream diversion



PASCALIS TOWNSHIP
SENNEVILLE TOWNSHIP
To Val-Senneville
PERRON
PASCALIS
BEAUFOR
COLOMBIÈRE
To Senneterre
PASCALIS TOWNSHIP
LOUVICOURT TOWNSHIP
Beaufor Division, Richmont-Louvem
Colombière Option
Host rock
Bourlamaque batholith
Perron Road
COURVAN
C.N.R.
LOUVICOURT TOWNSHIP
BOURLAMAQUE TOWNSHIP
To Val-d'Or Louvicourt
Location Map
Scale
Miles 5
0
5
10

Following the completion of the underground work required to secure the mine, and after receiving the approval of the appropriate authorities, Richmont Mines resumed production at the Beaufor Mine in January 2002. The proven and probable reserves of the mine have been assessed at 237,000 ounces of gold, or 1,103,000 tons of ore grading 0.21 ounces of gold per ton. The expected production rate is approximately 50,000 ounces of gold per year.

Exploration

Over $1 million has been allocated for the Beaufor Mine 2002 exploration budget. The primary goal of the program is to locate the extensions of a number of zones between levels 15 and 20. The geological data for the Perron, Pascalis, Beaufor and Courvan properties will also be updated to identify new drilling targets.

	Quarter 1st Restated	2nd Restated	3rd Restated	4th	Year 2001
KEY FINANCIAL DATA *(thousands of CAN$)*					
Total revenues	5,626	4,506	11,603	13,526	35,261
Operating costs	4,682	3,081	5,100	6,320	19,183
Ore transportation	-	434	680	491	1,605
Royalties	80	23	67	36	206
Administration	396	447	431	386	1,660
Exploration and evaluation of projects	304	63	27	66	460
Evaluation and maintenance charges – Beaufor Mine	503	233	211	337	1,284
Depreciation and depletion	1,362	402	1,572	1,537	4,873
Mining and income taxes	(468)	166	206	1,437	1,341
Net earnings (loss) before write-down of mining assets and provision for site restoration costs	**(1,233)**	**(343)**	**3,309**	**2,916**	**4,649**
Write-down of mining assets	-	4,163	-	-	4,163
Provision for site restoration costs	-	1,050	-	-	1,050
Recovery of mining and income taxes	-	(1,082)	-	-	(1,082)
Net earnings (loss)	**(1,233)**	**(4,474)**	**3,309**	**2,916**	**518**
Cash flow from (used in) operations	**38**	**(1,020)**	**6,079**	**6,853**	**11,950**
Cash and cash equivalents	9,370	4,942	10,010	15,606	15,606
Working capital	11,198	8,074	11,855	14,422	14,422
Shareholders' equity	23,608	19,134	22,444	25,360	25,360
KEY PER-SHARE DATA *(CAN$)*					
Net earnings (loss) before write-down of mining assets and provision for site restoration costs	**(0.08)**	**(0.02)**	**0.22**	**0.19**	**0.31**
Net earnings (loss)	**(0.08)**	**(0.30)**	**0.22**	**0.19**	**0.03**
Cash flow from (used in) operations	-	**(0.07)**	**0.40**	**0.46**	**0.79**
Weighted average number of common shares outstanding *(thousands)*	15,053	15,051	15,051	15,051	15,052
Shares outstanding *(thousands)*	15,051	15,051	15,051	15,051	15,051
KEY PRODUCTION DATA *(ounces of gold)*					
Nugget Pond Mine	4,884	1,639	2,025	-	8,548
Hammerdown Mine	-	-	14,851	19,359	34,210
Francoeur Mine	-	12,176	6,563	11,847	30,586
Total production	4,884	13,815	23,439	31,206	73,344
Gold sales	**13,007**	**10,005**	**27,220**	**30,921**	**81,153**

KEY PER-OUNCE DATA	**1st CAN$**	**1st US$**	**2nd CAN$**	**2nd US$**	**3rd CAN$**	**3rd US$**	**4th CAN$**	**4th US$**	**2001 CAN$**	**2001 US$**
Average exchange rate for 2001	*1.55*	*1.00*	*1.55*	*1.00*	*1.55*	*1.00*	*1.55*	*1.00*	*1.55*	*1.00*
Selling price	410	265	406	262	418	270	431	277	420	271
Market price	407	263	415	268	424	274	430	278	420	271
Cash cost										
Nugget Pond Mine	444	287	549	355	295	191	-	-	420	272
Hammerdown Mine	-	-	-	-	162	105	192	124	179	115
Francoeur Mine	-	-	319	206	284	183	264	170	286	185
Weighted average	444	287	346	223	208	134	219	141	252	163
Depreciation and depletion	168	108	48	31	55	36	49	32	58	37
Total cost	612	395	394	254	263	170	268	173	310	200

FINANCIAL REVIEW 1997 TO 2001

(Years ended December 31)

	2001	2000 Restated	1999 Restated	1998 Restated	1997 Restated
KEY FINANCIAL DATA *(thousands of CAN$)*					
Total revenues	35,261	35,509	34,778	47,424	37,151
Production costs	20,994	23,624	25,242	28,520	22,894
Administration	1,660	1,197	1,391	1,403	1,904
Exploration and evaluation of projects	460	190	133	205	121
Evaluation and maintenance charges – Beaufor Mine	1,284	744	-	-	-
Interest on long-term debt	-	-	-	725	763
Foreign exchange loss on long-term debt	-	-	-	741	100
Depreciation and depletion	4,873	5,670	8,351	9,789	7,597
Mining and income taxes	1,341	2,140	55	2,084	1,382
Minority interest and share in loss of a related company	-	(688)	(9)	182	(32)
Net earnings (loss) before write-down of mining assets and provision for site restoration costs	**4,649**	**2,632**	**(385)**	**3,775**	**2,422**
Write-down of mining assets	4,163	5,964	13,052	-	-
Provision for site restoration costs	1,050	750	-	-	-
Recovery of mining and income taxes	(1,082)	(691)	(5,231)	-	-
Net earnings (loss)	**518**	**(3,391)**	**(8,206)**	**3,775**	**2,422**
Cash flow from operations	**11,950**	**10,972**	**7,041**	**15,881**	**8,348**
Net investment	7,590	7,185	6,970	4,527	9,796
Cash and cash equivalents	15,606	11,252	8,121	8,463	8,758
Working capital	14,422	13,780	12,532	12,705	6,044
Long-term debt	-	-	-	-	10,004
Shareholders' equity	25,360	24,849	33,691	42,310	43,084
KEY PER-SHARE DATA *(CAN$)*					
Net earnings (loss) before write-down of mining assets and provision for site restoration costs	**0.31**	**0.17**	**(0.02)**	**0.24**	**0.16**
Net earnings (loss)	**0.03**	**(0.22)**	**(0.53)**	**0.24**	**0.16**
Cash flow from operations	**0.79**	**0.72**	**0.45**	**1.01**	**0.55**
Weighted average number of common shares outstanding *(thousands)*	15,052	15,156	15,479	15,665	15,094
Shares outstanding *(thousands)*	15,051	15,057	15,407	15,551	15,674
KEY PRODUCTION DATA *(ounces of gold)*					
Nugget Pond Mine	8,548	37,950	43,457	44,030	34,763
Hammerdown Mine	34,210	-	-	-	-
Francoeur Mine	30,586	24,199	18,109	32,527	28,991
Beaufor Mine *(50%)*	-	17,119	22,421	20,610	8,998
Total production	73,344	79,268	83,987	97,167	72,752
Gold sales	**81,153**	**77,541**	**82,709**	**95,962**	**75,072**

KEY PER-OUNCE DATA	**CAN$**	**US$**	**CAN$**	**US$**	**CAN$**	**US$**	**CAN$**	**US$**	**CAN$**	**US$**
Average exchange rate	*1.55*	*1.00*	*1.49*	*1.00*	*1.49*	*1.00*	*1.48*	*1.00*	*1.38*	*1.00*
Selling price	420	271	433	292	388	261	458	309	454	328
Market price	420	271	416	280	415	279	436	294	460	331
Cash cost										
Nugget Pond Mine	420	272	211	142	205	138	213	144	207	149
Hammerdown Mine	179	115	-	-	-	-	-	-	-	-
Francoeur Mine	286	185	353	238	390	262	325	219	378	273
Beaufor Mine *(50%)*	-	-	348	234	351	236	330	223	425	307
Weighted average	252	163	284	191	284	191	275	185	302	218
Depreciation and depletion	58	37	63	42	95	64	95	64	100	72
Total cost	310	200	347	233	379	255	370	249	402	290
Average number of employees		**183**		**163**		**185**		**194**		**200**

(All dollar figures are in CAN$, unless otherwise stated)

In 2001, the price of gold ranged from US$256 to US$293 per ounce. The average price, which has been relatively weak since 1997, was US$271 in 2001, somewhat lower than the average price of US$280 in 2000. In 2002, the gold market has gotten off to a promising start, with gold trading above US$300 in February for the first time in two years.

The year 2001 saw the Company faced with a series of challenges, but Richmont Mines prevailed, and recorded a number of successes. These included the acquisition in April of a 50% interest in the Beaufor Mine, making Richmont Mines the mine operator. The Company subsequently signed an agreement with the Quebec Ministry of Natural Resources designed to facilitate the resumption of operations at the mine, which had been closed since August 2000. A grant amounting to a maximum of $2.7 million was awarded, to be paid out over three years. Production resumed at the Beaufor Mine in January 2002, providing a source of ore for the Camflo Mill. The mill formerly processed ore from the Francoeur Mine, which closed in November following the depletion of its reserves. During its last year of operation, the Francoeur Mine produced 30,586 ounces of gold compared with 24,199 ounces the previous year.

Cash flow from operations
(per share)


$1.20
1.00
0.80
0.60
0.40
0.20
0
97
98
99
00
01
year

In Newfoundland, the Hammerdown Mine, acquired in March 2000, commenced operations in July 2001 and produced 34,210 ounces of gold during the remaining six months of the year. The excellent grades kept production costs at the very low level of US$115. The Nugget Pond Mine ceased operations in July as a result of the depletion of its reserves. This mine produced 8,548 ounces of gold in 2001 compared with 37,950 ounces in 2000. During its lifespan, the Nugget Pond Mine yielded 168,748 ounces of gold, compared with the initial estimate of 160,000 ounces.

Gold production for the year was 73,344 ounces of gold compared with 79,268 ounces in 2000. Richmont Mines' financial results for 2001 showed improvement over the previous year. Net earnings were $518,090, a remarkable increase compared with the loss of $3,390,926 recorded in 2000. Cash flow from operations also increased, climbing from $10,971,758 in 2000 to $11,950,388 in 2001. Furthermore, cash and cash equivalents rose by $4,354,189 during the year, reaching $15,605,777 at December 31, 2001.

Richmont Mines' financial position remains very strong: the Company has no long-term debt and, as at December 31, 2001, had $14.4 million in working capital and $5 million in an unused line of credit.

Change in an accounting policy

During fiscal year 2001, the Company modified its accounting policy for revenue recognition, bringing it in line with most of the North American precious metals industry. Previously, revenue from precious metals was recorded when gold bullion was produced. It is now recorded when ownership rights and obligations are transferred to the purchaser.

Revenues

In 2001, Richmont Mines' precious metals revenues were $34,104,601 compared with $33,537,220 in 2000. Total revenues were $35,261,411 versus $35,508,824 in 2000, mainly due to a decrease in custom milling revenues.

Expenses

Operating costs, ore transportation and royalties totalled $20,994,929 versus $23,621,971 in 2000. Operating costs per ounce decreased over the previous year, falling to US$163 per ounce of gold from US$191 in 2000. Administration expenses were higher in 2001, increasing to $1,660,124 from $1,197,375 the previous year. The development of the Hammerdown Mine in 2000 resulted in a portion of the administration expenses being capitalized.

Depletion declined from US$42 per ounce in 2000 to US$37 in 2001. Depreciation and depletion totalled $4,872,917 in 2001 compared with $5,670,309 in 2000.

During the second quarter, a write-down of $4,162,918 was recorded for mining assets at the Nugget Pond Mine. In 2000, the mining assets of Louvem Mines Inc. and Camflo Mill were written down by $5,964,208.

Given the recovery of $1,081,987 in taxes as a result of this write-down of $4,162,918 in mining assets, tax expenses in 2001 declined to $258,605 from $1,449,209 in 2000.

Richmont Mines is subject to various federal and provincial regulations and laws designed to protect the environment. To allow the Company to meet its environmental obligations, a $1,050,000 provision for site-restoration costs – $800,000 for the Newfoundland division and $250,000 for the Beaufor Mine – was recorded during fiscal 2001. The previous year, a provision of $750,000 was recognized for the restoration of the Beaufor Mine.

The Company's net earnings of $518,090, or $0.03 per share, constitute a remarkable increase compared with the loss of $3,390,926, or $0.22 per share, recorded for the previous fiscal year. Before the provision for site-restoration costs and the write-down of mining assets, net earnings for the year were $4,649,021, or $0.31 per share.

Cash flow from operations

Cash flow from operations increased by 9%, climbing to $11,950,388, or $0.79 per share, from $10,971,758, or $0.72 per share, in 2000. This increase reflects lower operating costs.

Investments

Investments in mining activities totalled $7,589,609 compared with $7,184,934 in 2000. Most of this amount was used to acquire a 50% interest in the Beaufor Mine and to secure the mine prior to the commencement of production at a cost of $3,599,984, and to develop the Hammerdown Mine, for which $3,858,801 was allocated. The remainder was invested for the modernization of the Camflo Mill. In 2000, the core investment was $4,750,948 to acquire and develop the Hammerdown Mine.

Financing

The share buy-back plan currently in effect allows Richmont Mines to redeem up to 5%, or 750,000, of its outstanding shares. In 2001, the Company redeemed 5,400 common shares at an average price of $1.22 per share, for a total of $6,590. In 2000, this plan led to the redemption of 350,211 shares at an average price of $1.87, for a total of $656,048.

Cash and cash equivalents

At year end, cash and cash equivalents increased by $4,354,189, reaching $15,605,777 versus $11,251,588 in 2000. This item represented 49% of the Company's total assets at December 31, 2001.

Assets

Total current assets increased, climbing from $16,966,409 in 2000 to $18,260,423 at December 31, 2001. Cash and cash equivalents accounted for 85% of this amount.

The book value of property, plant and equipment decreased to $13,791,839 from $14,500,754 in 2000.

At December 31, 2001, Richmont Mines' total assets were valued at $32,052,262, up slightly from the $31,467,163 value at year end 2000.

Liabilities

Current liabilities, which consist of accounts payable and accrued charges, rose to $3,837,970 from $3,186,320 in 2000. This increase is attributable to resumption of mining activities at the Beaufor Mine and to the taxes payable in the first quarter of 2002 of $1,524,064.

At December 31, 2001, Richmont Mines had a provision of $2,776,000 for mine-site restoration costs compared with $2,226,000 at year end 2000.

Richmont Mines' total liabilities at the end of 2001 were $6,692,113, which is comparable to the figure for the previous fiscal year, when total liabilities stood at $6,618,514. Richmont Mines has no long-term debt.

Prevailing gold price and Richmont Mines' average selling price


US$400
350
300
250
271
97
98
99
00
01
year
Richmont Mines' average selling price
Prevailing gold price

Shareholders' equity

Shareholders' equity remained relatively stable, edging up to $25,360,149 in 2001 from $24,848,649 in 2000. At December 31, 2001, the market capitalization of the Company was $28.1 million, while the net book value was $25.4 million. In comparison, at December 31, 2000, the market capitalization was $19.6 million and the book value $24.8 million.

	2001	2000	1999
GOLD HEDGING *(ounces)*			
Spot sales	34,153	21,541	20,709
Hedging	47,000	56,000	62,000
Total sales	81,153	77,541	82,709
Average selling price *(US$/ounce)*	271	292	261
Average gold price *(US$/ounce)*	271	280	279
Premium (discount) per ounce	-	12	(18)
U.S. DOLLAR HEDGING			
U.S. dollars hedged	13,500,000	18,500,000	23,000,000
Average exchange rate obtained	1.5324	1.4844	1.3827
Average exchange spot rate	1.5484	1.4852	1.4858
Discount *(CAN$)*	215,900	14,800	2,371,300

Hedging

To limit the negative impact of fluctuations in the price of gold and exchange rates, Richmont Mines uses forward sales contracts on gold and U.S. dollars. The Company's Board of Directors approves all such policies in advance. In 2001, hedging operations enabled Richmont Mines to sell the gold it produced at a price equal to the average market price of US$271 per ounce of gold. The Company realized no profit and incurred no loss. In 2000, its hedging contracts resulted in a profit of US$12 per ounce. Given the prevailing price of gold, the Company had no hedging contracts at December 31, 2001.

Social responsibility

Since Richmont Mines considers higher education to be very important, the Company offers a $1,000 scholarship each year for a maximum of five years to all its employees' children registered in a full-time university program. In 2001, the Company awarded a total of 14 scholarships of $1,000 each to the children of employees at its various facilities compared with 20 scholarships in 2000. Since instituting this program in 1994, Richmont Mines has granted a total of $91,000 in scholarships. The Company also supports several sports and cultural organizations.

Outlook

In 2002, Richmont Mines expects to produce a total of 100,000 ounces of gold at a cash cost of US$170 per ounce from its two operating mines, Beaufor and Hammerdown. At the beginning of 2002, Richmont Mines entered into forward sales contracts on gold and U.S. currency that will ensure it obtains a price of US$297 (CAN$477) per ounce for 42,000 ounces of gold, which represents approximately 40% of its total production. The price guaranteed by these contracts is US$26 (CAN$57) per ounce higher than the average selling price in 2001.

Given its strong financial position and the funds generated by current operations, the Company continues to search for profitable gold projects in an effort to increase its production level.

	2001	2000	1999
COMMON SHARES			
Outstanding	15,051,200	15,056,600	15,406,811
Fully diluted	16,771,200	16,921,600	17,228,159
Closing price on December 31	**$1.87**	**$1.30**	**$2.03**

TORONTO STOCK EXCHANGE (TSE) (CAN$)				2001
	Share volume (thousands)	High	Low	Close
First quarter	381	2.00	1.20	1.54
Second quarter	567	2.24	1.44	1.92
Third quarter	363	2.00	1.26	1.80
Fourth quarter	859	1.87	1.27	1.87
Annual summary	**2,170**	**2.24**	**1.20**	**1.87**

AMERICAN STOCK EXCHANGE (AMEX) (US$)				2001
	Share volume (thousands)	High	Low	Close
First quarter	458	1.20	0.81	1.02
Second quarter	323	1.47	0.91	1.28
Third quarter	381	1.35	0.85	1.05
Fourth quarter	469	1.20	0.80	1.20
Annual summary	**1,631**	**1.47**	**0.80**	**1.20**

MANAGEMENT'S REPORT

The accompanying consolidated financial statements are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. These statements include amounts based on estimates and judgements. The financial information contained in the entire report is representative of the data presented in the consolidated financial statements.

Richmont Mines Inc. maintains adequate systems of internal accounting and administrative controls. Such systems are designed to provide reasonable assurance that the financial information is relevant and reliable and that the Company assets are appropriately accounted for and adequately safeguarded.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee. This Committee meets periodically with management, as well as the external auditors, to discuss auditing matters and to review the consolidated financial statements. The Audit Committee reports its findings to the Board for its consideration when approving the consolidated financial statements for issuance to the shareholders. The external auditors, KPMG LLP, have free access to the Audit Committee.

Jean-Guy Rivard
President

Jean-Yves Laliberté
Vice President, Finance

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Richmont Mines Inc. as at December 31, 2001 and 2000 and the consolidated statements of earnings, retained earnings (deficit) and cash flow for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

KPMG LLP
Chartered Accountants

Montreal, Canada
January 18, 2002

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended December 31, (in Canadian dollars)

	2001	2000	1999
	$	$ Restated	$ Restated
REVENUES			
Precious metals	34,104,601	33,537,220	32,077,397
Milling	313,460	1,581,330	2,353,850
Other revenues	843,350	390,274	347,255
	35,261,411	**35,508,824**	**34,778,502**
EXPENSES			
Operating costs	19,183,300	21,953,168	23,290,892
Ore transportation	1,605,038	1,214,005	1,439,721
Royalties	206,591	454,798	511,231
Administration	1,660,124	1,197,375	1,391,789
Exploration and evaluation of projects	460,300	190,231	132,238
Evaluation and maintenance charges – Beaufor Mine	1,283,528	744,097	-
Provision for site restoration costs	1,050,000	750,000	-
Depreciation and depletion	4,872,917	5,670,309	8,350,669
Write-down of mining assets *(note 10)*	4,162,918	5,964,208	13,052,241
	34,484,716	**38,138,191**	**48,168,781**
Earnings (loss) before other items	776,695	(2,629,367)	(13,390,279)
Mining and income taxes *(note 13)*	258,605	1,449,209	(5,175,331)
	518,090	**(4,078,576)**	**(8,214,948)**
Minority interest	-	687,650	8,845
NET EARNINGS (LOSS)	**518,090**	**(3,390,926)**	**(8,206,103)**
NET EARNINGS (LOSS) PER SHARE, BASIC AND DILUTED	**0.03**	**(0.22)**	**(0.53)**
Weighted average number of common shares outstanding	15,051,644	15,156,374	15,479,022

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

Years ended December 31, (in Canadian dollars)

	2001	2000	1999
	$	$ Restated	$ Restated
BALANCE, BEGINNING OF YEAR	294,803	3,686,959	12,083,033
Change in an accounting policy *(note 2)*	(424,555)	(351,087)	(363,138)
Restated balance	(129,752)	3,335,872	11,719,895
Net earnings (loss)	518,090	(3,390,926)	(8,206,103)
Redemption of shares *(note 7)*	2,374	(74,698)	(177,920)
BALANCE, END OF YEAR	**390,712**	**(129,752)**	**3,335,872**

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

December 31, (in Canadian dollars)

	2001	2000
	$	$ Restated
ASSETS		
Current assets		
Cash and cash equivalents	15,605,777	11,251,588
Accounts receivable	1,248,004	793,496
Inventories *(note 3)*	1,406,642	4,921,325
	18,260,423	16,966,409
Property, plant and equipment *(note 4)*	13,791,839	14,500,754
	32,052,262	**31,467,163**
LIABILITIES		
Current liabilities		
Accounts payable and accrued charges	3,837,970	3,186,320
Provision for site restoration costs *(note 6)*	2,776,000	2,226,000
Future mining and income taxes	78,143	1,206,194
	6,692,113	**6,618,514**
SHAREHOLDERS' EQUITY		
Capital stock *(note 7)*	24,969,437	24,978,401
Retained earnings (deficit)	390,712	(129,752)
	25,360,149	**24,848,649**
Commitments *(note 8)*		
Contingencies *(note 9)*		
	32,052,262	**31,467,163**

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Jean-Guy Rivard
Director

Réjean Houle
Director

CONSOLIDATED STATEMENTS OF CASH FLOW

Years ended December 31, (in Canadian dollars)

	2001	2000	1999
	$	$ Restated	$ Restated
CASH FLOW FROM OPERATIONS			
Net earnings (loss)	518,090	(3,390,926)	(8,206,103)
Adjustments for:			
Depreciation and depletion	4,872,917	5,670,309	8,350,669
Provision for site restoration costs	550,000	750,000	-
Write-down of mining assets	4,162,918	5,964,208	13,052,241
Minority interest	-	(687,650)	(8,845)
Future mining and income taxes	(1,128,051)	1,258,588	(5,721,480)
	8,975,874	9,564,529	7,466,482
Net change in non-cash working capital	2,974,514	1,407,229	(425,350)
	11,950,388	**10,971,758**	**7,041,132**
CASH FLOW USED IN INVESTMENTS			
Francoeur Mine	-	(826,058)	(4,123,161)
Nugget Pond Mine	(25,781)	(677,015)	(943,150)
Beaufor Mine	(3,599,984)	(733,499)	(998,836)
Hammerdown Mine	(3,858,801)	(4,750,948)	-
Camflo Mill and other investments	(105,043)	(197,414)	(345,964)
Deferred expenditures	-	-	(558,898)
	(7,589,609)	**(7,184,934)**	**(6,970,009)**
CASH FLOW USED IN FINANCING ACTIVITIES			
Redemption of common shares	(6,590)	(656,048)	(425,397)
Issue of common shares	-	-	12,500
	(6,590)	**(656,048)**	**(412,897)**
Net increase (decrease) in cash and cash equivalents	4,354,189	3,130,776	(341,774)
Cash and cash equivalents, beginning of year	11,251,588	8,120,812	8,462,586
Cash and cash equivalents, end of year	**15,605,777**	**11,251,588**	**8,120,812**
CASH FLOW FROM OPERATIONS PER SHARE	**0.79**	**0.72**	**0.45**
Supplemental information			
Cash paid (received) during the year:			
Mining and income taxes	702,132	(68,032)	799,351

See accompanying notes to consolidated financial statements.

The Company, incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

1. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. As described in note 14, these principles differ in certain material respects from the principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States. The significant accounting policies followed by the Company are as follows:

a) Basis of consolidation

The consolidated financial statements include the accounts of the Company and those of its subsidiaries, Camflo Mill Inc. (100%) and Louvem Mines Inc. (69.3%).

b) Precious metals revenue recognition

Precious metals revenue, based upon spot metal prices or forward sales contracts, is recorded when rights and obligations related to ownership pass to the purchaser.

c) Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term investments with original maturity dates of less than three months.

d) Inventories

Supply inventories are valued at the lower of average cost and replacement cost. Ore and precious metals inventories are valued at the lower of average cost and net realizable value.

e) Property, plant and equipment

Development costs are capitalized when a decision is made to bring an ore body into production. When a project is brought into commercial production, related costs are transferred to the various fixed assets categories and are depleted according to the units of production method calculated on proven and probable reserves. Depreciation of mobile equipment is calculated using the straight-line method based on its anticipated useful life.

Construction costs include interest on funds borrowed. Upon commencement of commercial production, construction costs are transferred to the various categories of buildings and equipment and amortized on their respective bases.

When the net carrying value of a capital asset exceeds the estimated undiscounted future net cash flow, the excess is charged to earnings.

f) Exploration properties

Mining exploration expenditures are expensed as incurred. Property acquisition costs relating to exploration properties and expenditures incurred on properties identified as having development potential are capitalized. Costs associated with economically viable projects are amortized in accordance with the policies described above upon commencement of production.

g) Site restoration costs

Future restoration costs are charged against earnings. The estimation of these costs depends on the development of environmentally acceptable closure and post-closure plans.

(Amounts are presented in Canadian dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

h) Future mining and income taxes

The Company accounts for income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

i) Stock Option Plan

The Company has a Stock Option Plan, which is described in note 7 b). Any consideration paid on exercise of stock options is credited to capital stock.

j) Foreign currency translations

Transactions pertaining to the statement of earnings are translated at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities resulting from these transactions are translated at the rate of exchange in effect at the balance sheet date.

k) Hedging activities

Gains and losses on forward contracts and other instruments that effectively establish prices for future production are not recognized in income until reflected in precious metals revenues when the related production is delivered.

l) Government assistance

Grants originating from government assistance are recorded either as a reduction of the eligible operating charges or the property, plant and equipment, based on the nature of the grant.

m) Earnings (loss) per share

Earnings (loss) per share is the result of the net earnings (loss) divided by the average outstanding number of shares during the period. Diluted earnings (loss) per share is determined on the same basis except that the denominator also includes potential shares originating from the stock option plan if their exercise price is lower than the average quoted market price during the period and is calculated using the treasury stock method.

n) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Significant areas requiring the use of management estimates relate to the useful life of assets for amortization purposes and for the evaluation of their net recoverable amount, the provisions for site restoration costs and income taxes. Accordingly, actual results could differ from these estimates.

2. CHANGE IN AN ACCOUNTING POLICY

During the year 2001, the Company adopted a new accounting policy related to revenue recognition in order to harmonize its policy with the North American precious metals industry. Prior to this change, precious metals revenue was recorded when gold bullion was produced. Revenue is now recognized when rights and obligations related to ownership pass to the purchaser. Accordingly, the financial statements for the years ended December 31, 2000 and 1999, were restated following this change in accounting policy. Therefore, the balance of retained earnings as at December 31, 1998, has been decreased by $363,138 and the net loss for the years ended December 31, 2000 and 1999, has been increased (decreased) by $73,468 and ($12,051) respectively.

3. INVENTORIES

	2001 $	2000 $ Restated
Precious metals	532,577	3,347,336
Ore	306,450	508,830
Supply	567,615	1,065,159
	1,406,642	**4,921,325**

4. PROPERTY, PLANT AND EQUIPMENT

	2001			2000		
	Cost $	Accumulated depreciation and depletion $	Net book value $	Cost $	Accumulated depreciation and depletion $	Net book value $
Mining properties	5,326,723	867,899	4,458,824	6,339,151	4,771,085	1,568,066
Development costs	6,033,572	2,021,824	4,011,748	10,068,607	7,009,788	3,058,819
Buildings	5,122,838	3,545,382	1,577,456	4,716,785	3,131,980	1,584,805
Equipment	12,030,415	8,286,604	3,743,811	10,784,518	7,764,244	3,020,274
Property under development	-	-	-	5,268,790	-	5,268,790
	28,513,548	**14,721,709**	**13,791,839**	**37,177,851**	**22,677,097**	**14,500,754**

5. BANK LOAN

As at December 31, 2001, the Company had a line of credit of $2,000,000 and a revolving credit facility of $5,000,000, secured by all its assets, renewable on an annual basis, bearing interest at prime rate for the line of credit and prime plus 0.75% for the revolving credit facility.

6. PROVISION FOR SITE RESTORATION COSTS

The Company's mining and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment. The Company has a provision of $2,776,000 to cover site restoration costs based on management's best estimate of such costs. Such estimates are, however, subject to change based on modifications to laws and regulations or as new information becomes available.

The following table sets forth the evolution of the provision for site restoration costs for the years ended December 31, 2001, 2000 and 1999:

	2001 $	2000 $	1999 $
Francoeur Mine	101,000	101,000	114,000
Nugget Pond and Hammerdown Mines	800,000	-	-
Beaufor Mine	500,000	750,000	-
Camflo Mill	1,375,000	1,375,000	1,375,000
	2,776,000	**2,226,000**	**1,489,000**

(Amounts are presented in Canadian dollars)

7. CAPITAL STOCK

Authorized: Unlimited number of common shares, no par value

	2001		2000	
	Number of shares	Amount $	Number of shares	Amount $
Issued and paid: Common shares				
Balance, beginning of year	15,056,600	24,978,401	15,406,811	25,559,751
Redemption of shares a)	(5,400)	(8,964)	(350,211)	(581,350)
Balance, end of year	**15,051,200**	**24,969,437**	**15,056,600**	**24,978,401**

a) Redemption of shares:

During 2001, the Company redeemed 5,400 common shares (2000 – 350,211) for $6,590 in cash (2000 – $656,048). This transaction has increased (reduced) retained earnings by $2,374 (2000 – ($74,698)).

b) Common share purchase options:

The Company offers a Stock Option Plan under which options to acquire common shares may be granted to its directors, officers and employees. According to this plan, established in 1995 and amended May 22, 1997, the Company may grant options for up to 3,500,000 common shares. The exercise price of each option is the market price of the Company's stock on the date of grant and the maximum term of the granted options is five years.

A summary of the status, as of December 31, 2001 and 2000 of the Company's Stock Option Plan, and changes during the years then ended, is presented below:

Stock Option Plan:

	2001		2000	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding, beginning of year	1,665,000	$3.37	1,717,000	$3.77
Granted	275,000	$1.83	495,000	$1.76
Cancelled or expired	(420,000)	$3.90	(547,000)	$3.18
Options outstanding, end of year	**1,520,000**	**$2.94**	**1,665,000**	**$3.37**
Exercisable options, end of year	**1,500,000**	**$2.94**	**1,590,000**	**$3.36**

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options outstanding at December 31, 2001			Exercisable options at December 31, 2001	
Exercise prices	Number of options	Weighted average of remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average exercise price
$1.65 to $1.92	600,000	3.8	$1.75	600,000	$1.75
$2.00 to $2.85	420,000	2.3	$2.52	410,000	$2.52
$3.20 to $3.93	250,000	1.9	$3.75	240,000	$3.76
$5.23 to $6.15	250,000	0.2	$5.69	250,000	$5.69
	1,520,000	**2.5**	**$2.94**	**1,500,000**	**$2.94**

8. COMMITMENTS

The Company pays $1.50 per metric ton of ore processed at the Nugget Pond Mill, up to a maximum of 100,000 tonnes per year.

The Company would also be subject to pay royalties for Hammerdown and Beaufor mines and other properties if they were brought into commercial production.

The Company has posted letters of credit for $1,257,000 as security for its site restoration obligations.

9. CONTINGENCIES

The Company is eligible for government assistance over the next three years and this assistance would become payable under conditions specified in an agreement with the Quebec Ministry of Natural Resources. It is not currently possible to determine the amount of such a repayment and, accordingly, no provision has been recorded in these financial statements.

Furthermore, after year end, Louvem Mines Inc. received a preliminary notice from the Ministry of Natural Resources requesting the subsidiary's observations with respect to the Minister's possible demand that restoration work be carried out at three mining concessions owned by Louvem prior to June 30, 1992. It is difficult to evaluate the impact of this notice at this time.

10. WRITE-DOWN OF MINING ASSETS

The Company reviewed the carrying value of its assets and concluded that a write-down was required:

	2001	2000	1999
	$	$	$
Write-down of Nugget Pond Mine's assets	4,162,918	-	-
Write-down of Beaufor Mine's assets	-	3,740,157	-
Write-down of Francoeur Mine's assets	-	-	12,723,495
Write-down of other assets	-	2,224,051	328,746
Write-down of mining assets	4,162,918	5,964,208	13,052,241
Recovery of mining and income taxes	(1,081,987)	(690,490)	(5,230,683)
Write-down of mining assets net of mining and income taxes	**3,080,931**	**5,273,718**	**7,821,558**

(Amounts are presented in Canadian dollars)

11. INFORMATION BY SEGMENT

The Company operates gold mines at different sites in Quebec and Newfoundland. These sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before taxes and minority interest.

2001

	Quebec $	Newfoundland $	Louvem 50% Beaufor $	Other $	Total $
Revenues	14,745,633	19,631,607	79,687	804,484	35,261,411
Mining operation and other expenses	10,872,526	12,397,848	1,797,671	380,836	25,448,881
Depreciation and depletion	708,761	4,094,842	-	69,314	4,872,917
Write-down of mining assets	-	4,162,918	-	-	4,162,918
Earnings (loss) before taxes and other items	**3,164,346**	**(1,024,001)**	**(1,717,984)**	**354,334**	**776,695**
Acquisition of property, plant and equipment	2,973,632	3,884,582	626,352	105,043	7,589,609
Property, plant and equipment	2,973,632	9,883,173	626,352	308,682	13,791,839
Other assets	666,443	1,625,346	356,881	15,611,753	18,260,423
Total assets	3,640,075	11,508,519	983,233	15,920,435	32,052,262

2000

	Quebec $	Newfoundland $	Louvem 50% Beaufor $	Other $	Restated Total $
Revenues	8,921,718	16,634,399	7,936,910	2,015,797	35,508,824
Mining operation and other expenses	8,340,767	9,113,949	8,764,751	284,207	26,503,674
Depreciation and depletion	162,880	3,819,558	727,312	960,559	5,670,309
Write-down of mining assets	-	-	3,740,157	2,224,051	5,964,208
Earnings (loss) before taxes and other items	**418,071**	**3,700,892**	**(5,295,310)**	**(1,453,020)**	**(2,629,367)**
Acquisition of property, plant and equipment	826,058	5,427,963	733,499	197,414	7,184,934
Property, plant and equipment	433,007	13,794,794	-	272,953	14,500,754
Other assets	2,265,791	3,587,856	177,744	10,935,018	16,966,409
Total assets	2,698,798	17,382,650	177,744	11,207,971	31,467,163

1999

	Quebec $	Newfoundland $	Louvem 50% Beaufor $	Other $	Restated Total $
Revenues	8,427,782	15,309,483	8,970,382	2,070,855	34,778,502
Mining operation and other expenses	7,831,693	9,651,526	8,319,942	962,710	26,765,871
Depreciation and depletion	1,047,302	5,761,362	726,301	815,704	8,350,669
Write-down of mining assets	12,723,495	-	-	328,746	13,052,241
Earnings (loss) before taxes and other items	**(13,174,708)**	**(103,405)**	**(75,861)**	**(36,305)**	**(13,390,279)**
Acquisition of property, plant and equipment	4,123,161	1,502,048	998,836	345,964	6,970,009
Property, plant and equipment	-	11,668,609	3,581,100	3,260,088	18,509,797
Other assets	1,105,144	4,177,187	1,202,897	9,076,064	15,561,292
Total assets	1,105,144	15,845,796	4,783,997	12,336,152	34,071,089

12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The nature of the Company's operations exposes it to commodity price fluctuations and to foreign currency exchange rates. The Company manages its exposure to these risks through the use of derivative financial instruments and gold commodity contracts.

The Board of Directors approves all policies concerning the use of derivative financial instruments and gold commodity contracts. The Company does not enter into any financial instruments or derivative financial instruments for trading or speculative purposes.

a) Foreign exchange risk

The Company realizes a significant portion of its revenues in U.S. dollars and enters into various types of foreign exchange contracts in managing its foreign exchange risk.

As at December 31, 2001, the Company did not have forward exchange contracts for the year 2002. As at December 31, 2000, the Company had forward exchange contracts maturing in the year 2001 of US$3,000,000 at an average rate of 1.5238, having a fair value of $77,043.

b) Commodity price risk

For its gold production, the Company reduces its price risk through the use of forward sales contracts.

As at December 31, 2001, the Company did not have forward sales contracts for ounces of gold for the year 2002. As at December 31, 2000, under forward sales, the Company had hedged a total of 9,000 ounces of gold for 2001 at an average price of US$273.

The fair value of the Company's off-balance sheet financial instruments, held as at December 31, 2000, is based on the notional gain or loss accrued using market prices on the reporting date. As at December 31, 2000, the value was a gain of approximately $27,077 for gold commodity contracts.

c) Credit risk

Financial instruments that subject the Company to market risk and concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, forward contracts and option contracts for currencies and gold. The Company places its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. The Company is exposed to credit risk in the event of non-performance by counterparties in connection with its currency and gold forward option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. The Company continually monitors the market risk of its hedging activities.

13. MINING AND INCOME TAXES

Mining and income tax expense (recovery) attributable to earnings (loss) consists of:

	2001	2000	1999
	$	$ Restated	$ Restated
Current	1,386,656	190,621	546,149
Future	(1,128,051)	1,258,588	(5,721,480)
Total	258,605	1,449,209	(5,175,331)

(Amounts are presented in Canadian dollars)

13. MINING AND INCOME TAXES (CONTINUED)

Income tax expense (recovery) attributed to the earnings (loss) differs from the amounts computed by applying the combined federal and provincial income tax rate of 32.83% (2000 – 33.10% and 1999 – 33.15%) to the earnings (loss) before mining and income taxes as a result of the following:

	2001 $	2000 $ Restated	1999 $ Restated
Earnings (loss) before mining and income taxes:	**776,695**	**(2,629,367)**	**(13,390,279)**
Computed "expected" tax expense (recovery)	254,960	(870,320)	(4,432,182)
Increase (decrease) in mining and income taxes resulting from:			
Resource allowance deduction	(595,449)	(560,264)	233,730
Tax benefits not recognized	517,685	2,446,432	131,020
Prior years' adjustments	(77,520)	(141,561)	-
Other	(217,463)	42,470	(29,481)
Income taxes	(117,787)	916,757	(4,096,913)
Large corporations tax	1,200	38,509	95,772
Mining duties	375,192	493,943	(1,174,190)
Total current and future mining and income tax provision	**258,605**	**1,449,209**	**(5,175,331)**

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2001 and 2000, are presented below:

	2001 $	2000 $ Restated
Future tax assets:		
Loss carry forwards	1,076,238	530,680
Site restoration costs	1,204,041	956,030
Property, plant and equipment	3,372,459	3,249,588
Total gross future tax assets	5,652,738	4,736,298
Less valuation allowance	(4,775,144)	(4,082,763)
Net future tax assets	**877,594**	**653,535**
Future tax liabilities:		
Property, plant and equipment	(732,973)	(1,745,280)
Deferred income – mining taxes	(222,764)	(114,449)
Net future tax liabilities	**(78,143)**	**(1,206,194)**

As at December 31, 2001, one of the Company's subsidiaries had potential income tax benefits related to a loss carried forward that has not been reflected in the financial statements. This loss, which may reduce taxable income until 2008 and consequently reduce income taxes, amounts to $1,816,000.

14. EFFECT OF APPLYING UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

The effect of applying United States generally accepted accounting principles (U.S. GAAP) on net earnings (loss) would be as follows:

	2001 $	2000 $ Restated	1999 $ Restated
Net earnings (loss) reported under Canadian GAAP	**518,090**	**(3,390,926)**	**(8,206,103)**
Add (deduct):			
Amortization of start-up costs a)	377,798	103,473	-
Differences in accounting related to forward contracts b)	599,473	(599,473)	3,472,415
Income taxes c)	(439,772)	223,200	(1,582,497)
Net earnings (loss) and comprehensive income reported under U.S. GAAP	**1,055,589**	**(3,663,726)**	**(6,316,185)**
Net earnings (loss) per share reported under U.S. GAAP	**0.07**	**(0.24)**	**(0.41)**
Shareholders' equity reported under Canadian GAAP	25,360,149	24,848,649	
Start-up costs a)	-	(377,798)	
Derivatives b)	-	(599,473)	
Income taxes c)	-	439,772	
Shareholders' equity reported under U.S. GAAP	**25,360,149**	**24,311,150**	

a) Under U.S. GAAP, the start-up costs, which are capitalized under Canadian GAAP, must be charged against earnings.

b) U.S. GAAP prohibit the classification of forward foreign exchange contracts as hedging instruments unless they are matched against specific contracted receipts. The fair value of any excess is taken to income as required under U.S. GAAP.

c) These amounts represent the tax impacts relating to the above adjustments a) and b).

15. COMPARATIVE FIGURES

The presentation of certain accounts in the previous years has been changed to conform with the presentation adopted for the current year.

BOARD OF DIRECTORS

Jean-Guy Rivard °
Chairman
President and Chief Executive Officer,
Richmont Mines Inc.

Denis Arcand
Vice Chairman
Director of various companies

Réjean Houle • °
Director
Businessman

Jean Depatie, B.A., M.Sc., Geol. •
Director
President,
Gold Hawk Resources Inc.

Gilles Loiselle, PC • °
Director
Advisor to the Chairman of the
Executive Committee,
Power Corporation of Canada

Henri Lanctôt, Lawyer
Secretary
Partner,
Gowling Lafleur Henderson LLP

• *Member of the Audit Committee*
° *Member of the Compensation Committee*

OFFICERS

Jean-Guy Rivard
President and Chief Executive Officer

Martin Rivard
Executive Vice President

Jean-Yves Laliberté, CA
Vice President, Finance

Nicole Veilleux, CA
Controller

André de Guise, Eng.
Vice President, Operations

OPERATIONS NEWFOUNDLAND DIVISION

Allan Cramm
General Superintendent

Don Seymour
Senior Mine Coordinator

Wallace Pinksen
Mill Superintendent

Larry Pilgrim, B.Sc., Geol.
Production Geologist

David Pollard, B.Sc., Geol.
Exploration Geologist

Michelle Morey, CMA
Chief Accountant

Milton Noel
Coordinator
Safety and Human Resources

OPERATIONS QUEBEC DIVISION

Beaufor Mine

François Girard, Eng.
General Superintendent

Jacques Daigneault, B.Sc., Geol.
Chief Geologist

Marcel Beaudoin, Eng.
Chief Engineer

François Dupuis
Senior Mine Coordinator

Laurent Chevalier
Chief Accountant

Réal Benoît
Coordinator
Safety and Human Resources

Camflo Mill

Richard Nolet
Superintendent

Réal Lafrenière
Chief Accountant

Richmont Mines Inc.
110, avenue Principale
Rouyn-Noranda, Quebec
J9X 4P2 CANADA
Telephone: (819) 797-2465
Fax: (819) 797-0166

Internet
www.richmont-mines.com
info@richmont-mines.com

Transfer Agent and Registrar
Computershare Trust Company of Canada Inc.
1800 McGill College Avenue
Montreal, Quebec
H3A 3K9 CANADA
Telephone: (514) 982-7848
Fax: (514) 982-7580

Montreal Office
1 Place-Ville-Marie, Suite 2130
Montreal, Quebec
H3B 2C6 CANADA
Telephone: (514) 397-1410
Fax: (514) 397-8620

Stock Exchange Listings (RIC)
Toronto Stock Exchange (TSE)
American Stock Exchange (AMEX)

Co-Transfer Agent and Co-Registrar in the United States
Computershare Trust Company Inc.
Computershare USA
Lakewood, Colorado

Auditors
KPMG LLP

Annual Meeting of Shareholders

The annual meeting of shareholders will be held on
Wednesday, May 15, 2002, at 11:00 a.m., at the Hilton Montreal Bonaventure Hotel,
Le Portage Room, 1 Place Bonaventure, Montreal, Quebec.

Un exemplaire français du présent rapport annuel est disponible sur demande :
1, Place-Ville-Marie, bureau 2130
Montréal (Québec)
H3B 2C6 CANADA

Téléphone : (514) 397-1410
Télécopieur : (514) 397-8620

Disclosure regarding forward-looking statements
This report contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-U.S. exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed from time to time in Richmont Mines Inc.'s periodic reports.

LEMIEUX BÉDARD COMMUNICATIONS INC. *RENÉE DE LÉRY COMMUNICATION CONSEIL ENR.* *PRINTED IN CANADA*



www.richmont-mines.com

RICHMONT

RICHMONT MINES INC.

Notice of

Annual General and Special Meeting

of Shareholders

and

Management Information Circular

RICHMONT

April 9, 2002

RICHMONT MINES INC.

110 avenue Principale, Rouyn-Noranda, Québec J9X 4P2

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of Shareholders of Richmont Mines Inc. (the "Company") will be held at The Hilton Montreal Bonaventure Hotel, Le Portage Room, 1 Place Bonaventure, Montreal, Québec, on May 15, 2002, at 11:00 a.m., for the following purposes:

1° to submit to the shareholders the report of the directors and the financial statements of the Company for the year ended December 31, 2001 and the Audit Report thereon;

2° to elect the directors;

3° to appoint the auditors and to authorize the directors to fix their remuneration;

4° to authorize private placements of shares by the Company in excess of the limit prescribed for the Toronto Stock Exchange of 25% of outstanding shares, up to a maximum of 15,000,000 shares; and

5° to consider and, if thought advisable, to approve with or without variation, the special resolution in the form set out in Schedule A at the end of the Management Information Circular in order to approve, confirm and ratify a Shareholder Rights Plan; and

6° to examine any other matter on which the Annual General Meeting may be properly brought.

A copy of the annual report including the financial statements and the audit report to be presented at the Meeting, is forwarded herewith.

The enclosed Management Information Circular contains supplementary information on matters to be discussed at the Meeting and is hereby deemed to be an integral part of this notice.

Montreal, Québec
April 9, 2002

BY ORDER OF THE BOARD

(Signed) HENRI LANCTÔT,
Secretary

Shareholders who are unable to attend the Meeting in person are urged to complete the enclosed Proxy Form and to forward it to Computershare Trust Company of Canada in the return envelope provided. The proxies to be used at the Meeting should be returned to Computershare Trust Company of Canada before the close of business on May 14, 2002.

RICHMONT MINES INC.

MANAGEMENT INFORMATION CIRCULAR

This circular relates to the solicitation by the management of Richmont Mines Inc. (the *Company*) of proxies to be used at the Annual General and Special Meeting (the *Meeting*) of the Company to be held at the time, place and for the purposes indicated in the enclosed Notice of Annual General Meeting (the *Notice*) and any adjournment thereof. This solicitation of proxies will be done by mail and the cost will be borne by the Company.

Shareholders unable to attend the Meeting in person are urged to complete the proxy form enclosed and forward it no later than May 14, 2002 to Computershare Trust Company of Canada, 1800 McGill College Avenue, Montreal, Québec, H3A 3K9. If the shareholder is a corporation, an officer's signature on the said proxy form must be duly authorized in writing.

REVOCATION OF PROXY

A shareholder giving a proxy may at any time revoke the proxy by instrument in writing executed by the shareholder or its agent duly authorized in writing or, if the shareholder is a corporation, by an officer duly authorized in writing, and deposited at the head office of the Company, or at Computershare Trust Company of Canada, 1800 McGill College Avenue, Montreal, Québec, H3A 3K9, no later than May 14, 2002 or deposited with the Chairman of the Meeting on the day of the meeting or any adjournment thereof.

APPOINTMENT OF PROXIES

The persons mentioned in the proxy form enclosed herewith are directors of the Company. **Any shareholder has the right to appoint a proxy to represent him at the Meeting other than the persons whose names appear as proxy on the enclosed proxy form by striking out the names printed on the proxy form and inserting the name of the proxy of his own choice in the space provided for this purpose on the proxy form. A person appointed as proxy need not be a shareholder of the Company.**

USE OF DISCRETIONARY POWER CONFERRED BY THE PROXIES

The voting rights conferred by the common shares (the *shares*), for which a proxy has been given through a proxy form duly signed in favour of the persons designated therein, shall be exercised whenever a ballot is taken at the Meeting. **When a ballot is taken on a resolution with respect to the election of directors, the appointment of auditors, the private placements of shares and the Shareholder Rights Plan, the voting rights conferred by the said shares shall be exercised for these purposes in the manner outlined in the relevant paragraphs of this circular unless an abstention from voting for the election of directors or the appointment of auditors or an abstention from voting or a vote against the private placements of shares or the Shareholder Rights Plan, is stipulated in the proxy.**

The directors soliciting the proxy shall respect the instructions given by the shareholder in the proxy form. **Should there be no specific instructions, the votes will be cast in favour of the matters identified in the Notice. The enclosed proxy form confers discretionary power with respect to any amendment pertaining to the matters identified in the Notice and to any other matters which could be properly brought before the Meeting.** At the date hereof, the directors of the Company have no knowledge of any amendment whatsoever nor of any other questions that could be brought before the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

As at the date hereof, management of the Company is not aware of any person who may have an interest in any matter to be acted upon whether such interest is by way of beneficial ownership of securities or otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at April 9, 2002, 15,148,200 shares of the Company were issued and outstanding. Each share entitles a duly registered holder in the Company's books at the record date, April 10, 2002 to one vote. As at the date hereof, to the knowledge of the management of the Company, no person has control directly or indirectly over more than 10% of the issued and outstanding shares of the Company, at the exception of Gestion Sodémex Inc. who holds 2,618,034 common shares, being 17.3% and Sprott Asset Management Inc. who holds 2,278,027 shares being 15.0%.

ELECTION OF DIRECTORS (Item N°. 2 of the Notice)

Pursuant to the general by-laws, the business of the Company is managed by a Board of Directors composed of a minimum of three (3) and a maximum of eleven (11) directors. Currently, the number of directors of the Company is six (6). The term of office of each director elected at the Meeting shall end at the date of the next annual meeting following his election or nomination or at the date of the election or nomination of his successor unless he resigns or his office becomes vacant through death or any other reason in accordance with the by-laws of the Company.

The persons named in the enclosed proxy form intend to vote in favour of the election of the nominees whose names are listed below, unless the shareholder signatory of the proxy has indicated his will to abstain from voting regarding the election of directors.

Management of the Company does not contemplate that any of the nominees will, for any reason, become unable or unwilling to serve as a director. However, if any change should occur prior to the Meeting, the persons named in the proxy form reserve the right to vote for other nominees of their choice.

Name and Office Held with the Company	Principal Occupation	Director Since	Number of Shares Owned as of April 9, 2002
Jean-Guy Rivard[2] Director and President of the Company and Chairman of the Board	Officer of the Company	February 25, 1981	1,015,000

Name and Office Held with the Company	Principal Occupation	Director Since	Number of Shares Owned as of April 9, 2002
Denis Arcand Director and Vice-Chairman	Businessman	September 28, 1995	6,348
Réjean Houle[1][2] Director	Businessman	January 27, 1989	37,000
Jean Depatie[1] Director	President and CEO of Gold Hawk Resources Inc.	May 26, 1994	1,000
The Honourable Gilles Loiselle, P.C.[1][2] Director	Advisor to the Chairman of the Executive Committee, Power Corporation of Canada	July 8, 1996	Nil
Henri Lanctôt Director and Corporate Secretary	Partner, Gowling Lafleur Henderson LLP, law firm	May 22, 1997	Nil

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

REMUNERATION OF DIRECTORS AND OFFICERS

During the fiscal year ended December 31, 2001, the Company had five Executive Officers who were paid an aggregate of $683,199 (including all personal benefits) by the Company during the fiscal year ended December 31, 2001.

Summary compensation of the Executive Officers

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation[1] ($)	Securities Under Options SAR Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts[2] ($)	
Jean-Guy Rivard President and C.E.O.	2001	242,424	36,200	Nil	100,000	Nil	Nil	Nil
	2000	242,424	36,200	Nil	100,000	Nil	Nil	Nil
	1999	240,318	36,184	Nil	Nil	Nil	Nil	Nil
Martin Rivard[3] Executive Vice-President	2001	104,963	Nil	Nil	Nil	Nil	Nil	Nil
	2000	9,416	Nil	Nil	50,000	Nil	Nil	Nil
Jean-Yves Laliberté Vice-Président Finances	2001	104,963	Nil	Nil	Nil	Nil	Nil	Nil
	2000	91,668	Nil	Nil	50,000	Nil	Nil	Nil
	1999	87,838	Nil	Nil	50,000	Nil	Nil	Nil

André de Guise,[4] Vice-President, Operations	2001	67,744	Nil	Nil	Nil	Nil	Nil	Nil
Nicole Veilleux, Controller	2001 2000 1999	61,337 56,076 54,170	Nil Nil Nil	Nil Nil Nil	Nil 20,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) Does not include perquisites and other personal benefits, securities or property, the aggregate of which is no greater than the lesser of $50,000 and 10% of the total of the annual salary and bonus of the Executive Officers for the financial year.

(2) Long term incentive plan (LTIP).

(3) Mr. Martin Rivard has been appointed Executive Vice-President on November 14, 2000.

(4) Mr. André de Guise has been appointed Vice-President, Operations on March 20, 2001.

The Company has a Compensation Committee. The compensation of the President and Chief Executive Officer is established by the Committee and is reported to the Board of Directors on an annual basis.

On May 26, 1994, the Board of Directors of the Company adopted a remuneration plan for the directors who are not officers of the Company or of its affiliates or who do not receive any remuneration as officers of the Company. An annual fee of $2,500 is paid to each such director plus an attendance fee of $500 per meeting (or $250 per meeting held by conference call). Five directors have received an aggregate remuneration of $34,750 during the year ended December 31, 2001.

The Company paid no other form of remuneration to the directors of the Company during the year ended December 31, 2001. Gowling Lafleur Henderson LLP, a general partnership received, during the year ended December 31, 2001, $18,302 as fees for professional services rendered to the Company; Mr. Henri Lanctôt, a director and corporate secretary of the Company, is a partner of Gowling Lafleur Henderson LLP.

The Company has a directors' and officers' liability insurance for a maximum amount of $10,000,000 for which the Company pays an annual premium of $16,317. The insurance policy does not contain a deductible for the directors and officers but a deductible of $25,000 per event.

No directors or executive officers of the Company are indebted to the Company for the year ended December 31, 2001.

Stock options granted during the last financial year

The Table hereunder shows the stock option granted to the Officers pursuant to the Stock Option Plan during the year ended December 31, 2001. The Company has no stock appreciation right plan (SAR).

Name	Securities under options granted (#)	% of total options granted to employees in Financial Year	Exercise Price ($ / Securities)	Market Value on the date of grant	Expiration Date
Jean-Guy Rivard President and C.E.O.	100,000	36%	1.65	1.65	May 30, 2006

Aggregated option exercises during the most recently completed financial year and financial year-end option values

The table hereunder describes the options exercised during the year ended December 31, 2001 by the Officers and the year end option value.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($)(1) Exercisable/ Unexercisable
Jean-Guy Rivard President and C.E.O.	Nil	Nil	750,000 / 0	$34,000/0
Martin Rivard Executive Vice-President	Nil	Nil	100,000 / 0	$6,000/0
Jean-Yves Laliberté Vice-President, Finance	Nil	Nil	90,000 / 10,000	$6,000/0
Nicole Veilleux Controller	Nil	Nil	40,000 / 5,000	$2,400/0
André de Guise Vice-President, Operations	Nil	Nil	50,000 / 0	0/0

(1) Calculated based on the December 31, 2001 closing price on The Toronto Stock Exchange for Richmont Mines common shares, being $1.87.

SHAREHOLDERS' RETURN

The following chart (as required by Form 40 to the Securities Act Regulations Ontario) compares the yearly percentage change in the cumulative total shareholders' return on the Company's shares against the cumulative total Shareholders' return of the TSE 300 Index and the TSE Gold and Precious Metals Index for the period of December 31, 1996 to December 31, 2001.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
RICHMONT MINES INC., THE TSE 300 INDEX
AND THE TSE GOLD & PRECIOUS METALS INDEX


180
160
140
120
100
80
60
40
20
0
DOLLARS
12/96
12/97
12/98
12/99
12/00
12/01
RICHMONT MINES INC.
TSE 300
TSE GOLD & PRECIOUS METALS

* $100 INVESTED ON 12/31/96 IN STOCK OR INDEX -
INCLUDING R EINVESTMENT OF DIVIDENDS.
FISCAL YEAR ENDING DECEMBER 31.

	1996(1)	1997	1998	1999	2000	2001
Richmont Mines Inc.	$100	$57	$69	$35	$23	$33
TSE 300	$100	$115	$113	$149	$160	$140
TSE Gold & Precious metals	$100	$57	$53	$44	$40	$47

(1) $100 invested on December 31, 1996 in stock or index including reinvestment of dividends on December 31.

APPOINTMENT OF AUDITORS (Item N°. 3 of the Notice)

KPMG LLP, Chartered Accountants, are the auditors for the Company. **The persons named in the enclosed proxy form intend to vote in favour of the appointment of KPMG LLP as auditors for the Company at the Meeting and to authorize the directors to fix their remuneration, unless the shareholder signatory of the proxy has indicated his will to abstain from voting with respect to the appointment of auditors.**

PRIVATE PLACEMENTS OF SHARES (Item N°. 4 of the Notice)

In the normal course of its business, the Company may do private placements of its shares from its capital stock, the proceeds of which will be used principally to pursue work on its mining properties and to increase its working capital.

The Toronto Stock Exchange rules require that private placements be submitted to the approval of the shareholders when the number of shares that may be issued further to such private placements, during any six-month period, is more than 25% of the issued and outstanding shares of the Company prior to the contemplated private placement.

The Company wishes to obtain the prior approval of its shareholders in order to authorize the Company to negotiate and agree upon private placements with respect to such number of shares in excess of 25% of the issued and outstanding shares, in order to facilitate future financing without being required to call and hold a meeting of its shareholders to approve such private placements. The approval of the shareholders required pursuant to this proposal covers private placements negotiated and completed during the period terminating at the date of the next annual meeting of the shareholders of the Company.

The maximum number of shares that may be issued pursuant to private placements and covered by the present approval of shareholders cannot exceed 15,000,000 shares. Furthermore, the subscription price of the shares issued under such private placements shall be established in accordance with the provisions of the securities laws in Canada and the rules and policies of The Toronto Stock Exchange. The Company will not proceed with a private placement that is not negotiated at arm's length neither with a private placement that may materially affect the control of the Company.

The persons named in the enclosed proxy form intend to vote in favor of the resolution authorizing the private placements of shares at the conditions mentioned above, unless the shareholder giving the proxy has indicated his will to vote against or to abstain from voting with respect to such a proposal.

SHAREHOLDERS RIGHTS PLAN

On April 9, 2002, Richmont Mines Inc. ("Richmont") implemented a shareholder rights plan (the "Rights Plan"). The Rights Plan is currently effective, but is subject to confirmation by the shareholders of Richmont at the Meeting. Shareholders will be asked to consider a resolution (the "Rights Plan Resolution") approving, ratifying and confirming the Rights Plan and all rights issued pursuant to the Rights Plan (the "Rights"). The text of the resolution is attached as Schedule "A" to this Circular.

Approval of the Rights Plan by common shareholders is required to comply with stock exchange requirements.

Background

The primary objective of a Rights Plan is to provide the Board of Directors of Richmont sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made for Richmont and to provide every shareholder an equal opportunity to participate in such a bid. The Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Rights Plan), which requires the takeover bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board of Directors.

In choosing to implement a Rights Plan, the Board of Directors of Richmont considered the legislative framework in Canada governing takeover bids. Under provincial securities legislation, a takeover bid generally means an offer to acquire voting or equity shares of a corporation, where the shares subject to the offer to acquire, together with shares already owned by the bidder and any person or company acting jointly or in concert with the bidder, aggregate 20% or more of the outstanding shares of a corporation.

The existing legislative framework for takeover bids in Canada continues to raise the following concerns for shareholders of Richmont:

- *Time* - Current legislation permits a takeover bid to expire 35 days (21 days in the Province of Québec) after it is initiated. The Board of Directors of Richmont is of the view that this is not sufficient time to permit shareholders to consider a takeover bid and make a reasoned and unhurried decision.

- *Pressure to Tender* -A shareholder may feel compelled to tender to a takeover bid which the shareholder considers to be inadequate out of concern that in failing to do so, the shareholder may be left with illiquid or minority discounted Common Shares. This is particularly so in the case of a partial takeover bid for less than all of the Common Shares, where the bidder wishes to obtain a control position but does not wish to acquire all of the Common Shares. The Rights Plan provides the shareholder with a tender approval mechanism which is intended to ensure that the shareholder can separate the decision to tender from the approval or disapproval of a particular takeover bid.

- *Unequal Treatment: Full Value* - While existing provincial securities legislation has substantially addressed many concerns in this regard, there remains the possibility that control of Richmont may be acquired pursuant to a private agreement in which one or a small group of shareholders dispose of Common Shares at a premium to market price which premium is not shared with the other shareholders. In addition, a person may slowly accumulate Common Shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders.

Summary

The following is a summary of the principal terms of the Rights Plan for Richmont which is qualified in its entirety by reference to the text of the Rights Plan. A shareholder or any other interested party may obtain a copy of the Rights Plan by contacting: Martin Rivard, 110 Avenue Principale, Rouyn-Noranda, Québec, J9X 4P2; telephone (819) 797-2465; fax (819) 797-0166.

The terms of the Rights Plan conform to the terms of plans now in place in many other Canadian public companies.

Effective Date

The effective date of the Rights Plan is April 9, 2002 (the "Effective Date").

Term

If the Rights Plan is approved at the Meeting, it will then be in effect until the end of the annual meeting of shareholders of Richmont to be held in 2005 unless the Rights Plan is reconfirmed at that meeting by the shareholders. If the Rights Plan is so reconfirmed, it will then need to be reconfirmed at every third annual meeting. If the Rights Plan is not reconfirmed it will terminate. Even if reconfirmed by the shareholders, the Rights Plan expires ten years after the Effective Date, at which time a new plan can be adopted.

Issue of Rights

On the Effective Date, one Right was issued and attached to each Common Share outstanding of Richmont and will be issued and attached to each Common Share of Richmont subsequently issued.

Rights Exercise Privilege

The Rights will separate from the Common Shares and will be exercisable 10 trading days (the "Separation Time") after a person has acquired, or commenced a takeover bid to acquire, 20% or more of the Common Shares, other than by an acquisition pursuant to a takeover bid permitted by the Rights Plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of 20% of the Common Shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by an Acquiring Person) will permit the purchase by holders of Rights, other than an Acquiring Person, of Common Shares at a 50% discount to their market price.

The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the Common Shares, reported earnings per share of the Company on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the Common Shares and are not transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Common Shares.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

- the takeover bid must be made by way of a takeover bid circular;
- the takeover bid must be made to all shareholders of Richmont;
- the takeover bid must be outstanding for a minimum period of 60 days and Common Shares tendered pursuant to the takeover bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the Common Shares of Richmont held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the "Independent Shareholders"), have been tendered to the takeover bid and not withdrawn; and
- if more than 50% of the Common Shares held by Independent Shareholders are tendered to the takeover bid within the 60 day period, the bidder must make a public announcement of that fact

and the takeover bid must remain open for deposits of Common Shares for not less than 10 business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Waiver

The Board of Directors, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an "Exempt Acquisition") where the takeover bid is made by a takeover bid circular to all holders of Common Shares of Richmont. Where the Board of Directors exercises the waiver power for one takeover bid, the waiver will also apply to any other takeover bid for Richmont made by a takeover bid circular to all holders of Common Shares prior to the expiry of any other bid for which the Rights Plan has been waived.

Redemption

The Board of Directors with the approval of a majority of the votes cast by shareholders (or holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose may redeem the Rights at $0.000001 per share. Rights will be deemed to have been redeemed by the Board of Directors following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment

Prior to the Meeting Time, the Board of Directors may make any changes to the Rights Plan which the Board of Directors acting in good faith may deem necessary or desirable without the approval of any holders of Rights or Common Shares. After the Meeting, the Board of Directors may amend the Rights Plan with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The Board of Directors without such approval may correct clerical or typographical errors and, subject to approval at the next meeting of the shareholders (or holders of Rights, as the case may be) may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

Board of Directors

The Rights Plan will not detract from or lessen the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of Richmont. The Board of Directors, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemptions for Investment Advisors

Investment advisors (for fully managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring 20% or more of the Common Shares of Richmont are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a takeover bid.

Approval of the Directors

The directors of Richmont have unanimously adopted and approved the Rights Plan. In adopting the Rights Plan, the directors concluded, for the reasons discussed above, that it was in the best interests of Richmont and the shareholders to do so.

The directors unanimously recommend that shareholders vote in favor of the confirmation of the Rights Plan.

The directors believe that the Rights Plan preserves the fair treatment of shareholders of Richmont, is consistent with Canadian's corporate practice and addresses institutional investor guidelines.

Shareholder Approval

The Rights Plan is subject to confirmation by the shareholders of Richmont at the Meeting, failing which the Rights Plan will terminate and all outstanding Rights (as defined in the Summary) will be null and void. The Rights Plan Resolution must be passed by a simple majority of votes at the Meeting. The full text of the resolution approving the Rights Plan is set out in Schedule "A" to this Circular.

Unless otherwise specified in the enclosed form of proxy that the shares represented by the proxy shall be voted against the Rights Plan Resolution, it is the intention of the persons designated in the enclosed form of proxy to vote FOR the approval of the Rights Plan Resolution.

OTHER ITEMS ON THE AGENDA

Management of the Company is not aware of any amendment regarding the matters set forth in the Notice of Meeting or of any other matters which may properly come before the Meeting, other than those mentioned in the Notice of Meeting. However, should any amendment or other business be duly submitted to the Meeting, the attached form of proxy confers discretionary authority upon the persons designated therein to vote on the amendments concerning the matters mentioned in the Notice of Meeting or any other business in accordance with their best judgment.

CORPORATE GOVERNANCE

The Toronto Stock Exchange has adopted guidelines which require that listed companies disclose their approach to corporate governance in their annual report or information circular.

These guidelines address the following concerns: the constitution, mandate and objectives pursued by the Board of Directors and their committees, the importance of having a majority of "unrelated directors", the decision-making process of the Board, the appointment, orientation and training of new recruits to the Board, the independence of Board members, the assessment of the Board's performance, of its members and its Chief Executive Officer, the Board's expectations with regards to management and shareholders' formulated comments.

Board of Director's Mandate

The Company's Board of Directors has as principal mandate to supervise the management of the business and affairs of the Company. It is also responsible for implementing company policies and reviewing the Company's performance. However, the Board of Directors is not involved in the day to day operations. Such operations are the responsibility of the Officers of the Company. The Board of Directors held seven (7) meetings in 2001. During its meetings, the Board of Directors is provided with, discusses and considers for approval, with or without amendment, reports from its committees along with reports prepared by the Company's officers. Generally, these reports deal mainly with the Company's daily activities, financial situation, business development, and various business opportunities, such as investments and acquisition of properties. The Board of Director's main expectations of the Company's management are to protect the Company's interests and to ensure the growth of shareholder value.

Composition of the Board of Directors

The Board of Directors is composed of six (6) members. The Board is constituted of unrelated directors except for Mr. Jean-Guy Rivard, President and Chief Executive Officer, and Mr. Henri Lanctôt, corporate secretary. There is currently no nomination committee for members of the Board and the Board does not believe there is any need for one. Should there be a vacancy among the Board, the replacement will be chosen by consultation with the members of the Board.

Size of the Board of Directors

The Board of Directors believes that its current size is adequate and appropriate to effectively conduct its business, while providing a range of diverse skills and experience.

Orientation and Education Program for new Directors

The Company does not provide a formal orientation and education program to new directors. However, new directors can familiarize themselves with the business of the Company by meeting with other members of the Board of Directors, by studying various documents provided by senior management and by visiting the various mining sites.

Compensation of Directors

The Compensation Committee revises annually the compensation paid to the directors by taking into account and comparing it with compensation paid to directors of comparable companies. At its last meeting, the Compensation Committee decided not to make any changes to the directors' compensation for the coming year.

Committees of the Board of Directors

There are currently two (2) committees of the Board of Directors. The Audit Committee is composed of three outside and unrelated directors, Messrs. Réjean Houle, Gilles Loiselle and Jean Depatie. This committee meets at least twice a year in order to review the Company's financial position, meets with auditors and analyses performance, existing and potential, investments and the mining property portfolio.

The Compensation Committee, composed of Messrs. Jean-Guy Rivard, Réjean Houle and Gilles Loiselle, meets once a year in order to establish senior management's and directors' compensation.

Mr. Jean-Guy Rivard removes himself from all discussions pertaining to his compensation. The Compensation Committee takes into account senior management's responsibilities and workload in setting each member's compensation. The Committee favours competitive compensation in order to keep competent key employees.

The Board of Directors does not have a corporate governance committee. The corporate governance issues are approached by all the members of the Board during its meetings.

Independence of the Board of Directors from Management

Because of the nature of the business and the size of the Company, the President and Chief Executive Officer of the Company is also the Chairman of the Board and, although he is a related director, he sits in at meetings of the committees of the Board of Directors in order to relate company information that may be required for the committees to adequately perform their duty. However, during meetings of the Board of Directors and its committees, any outside director may request that members of management not be present so as to be able to discuss any matter without their presence.

The Vice-Chairman of the Board of Directors is an unrelated director and is also recognized as the "lead director".

SHAREHOLDER PROPOSALS

Shareholder proposals to be considered at the 2002 Annual Meeting must be received by the Company by January 31, 2003 to be included in the proxy solicitation materials for such annual meeting.

APPROVAL

The contents of this information circular and the sending of the circular to the shareholders have been approved by the Board of Directors of the Company.

April 9, 2002.

(Signed) HENRI LANCTÔT,
Secretary

SCHEDULE A TO THE PROXY CIRCULAR EXTRACT

Shareholder Resolution Confirming the Shareholder Rights Plan

---

RESOLVED:

1. THAT the Shareholder Rights Plan adopted by the Board of Directors of Richmont Mines Inc. (*Richmont Mines*) on April 9, 2002, on the terms of the Shareholder Rights Plan Agreement dated as of April 9, 2002 between Richmont Mines and Computershare Trust Company of Canada, as Rights Agent, and all Rights issued pursuant to such Plan, are hereby ratified, confirmed and approved; and

2. THAT any director or officer of Richmont Mines be and is hereby authorized, for and on behalf of Richmont Mines, to execute and deliver all documents and do all such other acts or things as he or she may determine to be necessary or advisable to give effect to this resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.

MINES RICHMONT INC.

Avis de convocation à

l'assemblée générale annuelle et extraordinaire

des actionnaires

et

Circulaire d'information de la direction

RICHMONT

9 avril 2002

MINES RICHMONT INC.

110, avenue Principale, Rouyn-Noranda (Québec) J9X 4P2

AVIS DE CONVOCATION À L'ASSEMBLÉE GÉNÉRALE

ANNUELLE ET EXTRAORDINAIRE DES ACTIONNAIRES

AVIS EST PAR LES PRÉSENTES DONNÉ que l'assemblée générale annuelle et extraordinaire des actionnaires de Mines Richmont inc. (la «société») se tiendra à l'Hôtel Hilton Montréal Bonaventure, Salle Le Portage, 1 Place Bonaventure Montréal (Québec), le 15 mai 2002 à 11 h, aux fins suivantes :

1° présenter aux actionnaires le rapport des administrateurs et les états financiers de la société pour l'exercice terminé le 31 décembre 2001 ainsi que le rapport des vérificateurs s'y rapportant;

2° élire les administrateurs;

3° nommer les vérificateurs et autoriser les administrateurs à fixer leur rémunération;

4° autoriser la société à effectuer des placements privés d'actions au-delà de la limite prescrite par la Bourse de Toronto de 25 % du nombre d'actions en circulation à concurrence d'un maximum de 15 000 000 d'actions;

5° examiner et, s'il est jugé à propos, approuver avec ou sans modification la résolution spéciale en la forme présentée à l'annexe A à la fin de la circulaire d'information de la direction, approuvant, confirmant et ratifiant un régime de droits des actionnaires.

6° examiner toute autre question dont l'assemblée générale annuelle pourra être régulièrement saisie.

Une copie du rapport annuel contenant les états financiers et le rapport des vérificateurs qui sera déposé à l'assemblée, accompagne le présent avis.

La circulaire d'information de la direction, qui est jointe, apporte des renseignements complémentaires sur les questions qui seront examinées lors de l'assemblée et, à ce titre, fait partie intégrante du présent avis.

Montréal (Québec)
Le 9 avril 2002

PAR ORDRE DU CONSEIL D'ADMINISTRATION

(signé) HENRI LANCTÔT,
secrétaire

Les actionnaires qui ne peuvent assister à l'assemblée sont priés de remplir le formulaire de procuration ci-joint et de le faire parvenir à Société de fiducie Computershare du Canada dans l'enveloppe prévue à cet effet. Les procurations à utiliser à l'assemblée devront être retournées à Société de fiducie Computershare du Canada avant la fermeture des bureaux le 14 mai 2002.

MINES RICHMONT INC.

CIRCULAIRE D'INFORMATION DE LA DIRECTION

La présente circulaire se rapporte à la sollicitation, par la direction de Mines Richmont inc. (la *société*) de procurations qui seront utilisées à l'assemblée générale annuelle et extraordinaire des actionnaires de la société (l'*assemblée*) qui se tiendra à la date, à l'endroit et aux fins indiquées dans l'avis de convocation ci-joint (l'*avis de convocation*) et à toute reprise de telle assemblée en cas d'ajournement. La société assume les frais de cette sollicitation qui se fait par la poste.

Les actionnaires qui ne peuvent assister à l'assemblée sont priés de remplir le formulaire de procuration ci-joint et de le faire parvenir au plus tard le 14 mai 2002 à Société de fiducie Computershare du Canada, 1800, avenue McGill College, Montréal (Québec) H3A 3K9. Si l'actionnaire est une corporation, la signature d'un dirigeant sur ledit formulaire de procuration doit être dûment autorisée par écrit.

DROIT DE RÉVOCATION DES PROCURATIONS

Un actionnaire, qui accorde une procuration, peut en tout temps la révoquer par acte écrit exécuté par l'actionnaire ou par son fondé de pouvoir dûment autorisé par écrit, ou si l'actionnaire est une corporation, sous la signature d'un dirigeant dûment autorisé par écrit, et en le déposant au siège social de la société ou à Société de fiducie Computershare du Canada, 1800, avenue McGill College, Montréal (Québec) H3A 3K9, au plus tard le 14 mai 2002 ou en le remettant au président de ladite assemblée, le jour de l'assemblée ou de sa reprise.

NOMINATION DES FONDÉS DE POUVOIR

Les personnes mentionnées dans le formulaire de procuration ci-joint sont des administrateurs de la société. **Tout actionnaire a le droit de nommer un fondé de pouvoir pour le représenter à l'assemblée autre que les personnes dont les noms figurent comme fondé de pouvoir dans le formulaire de procuration joint aux présentes en biffant les noms imprimés et en insérant le nom du fondé de pouvoir de son choix dans l'espace prévu à cette fin. Une personne ainsi nommée comme fondé de pouvoir n'est pas tenue d'être actionnaire de la société.**

EXERCICE DU POUVOIR DISCRÉTIONNAIRE CONFÉRÉ PAR PROCURATION

Le droit de vote que confèrent les actions ordinaires (les *actions*), dont procuration est donnée par le formulaire dûment signé en faveur des personnes qui y sont désignées, sera exercé à l'occasion de tout scrutin tenu à l'assemblée. **Lors des scrutins à l'égard de l'élection des administrateurs, de la nomination des vérificateurs, des placements privés et du régime de droits des actionnaires, le droit de vote que confèrent ces actions sera exercé pour ces mêmes fins et de la façon prévue aux alinéas pertinents dans cette circulaire, sauf si dans la procuration, il est demandé de s'abstenir de voter pour l'élection des administrateurs ou la nomination des vérificateurs ou de s'abstenir de voter ou de voter contre les placements privés d'actions ou le régime de droits des actionnaires .**

Les administrateurs qui sollicitent la procuration s'engagent à respecter les instructions données par un actionnaire dans le formulaire de procuration. **Si aucune instruction n'est donnée, les voix seront exprimées en faveur de l'adoption des résolutions énoncées dans l'avis de convocation. La procuration ci-jointe confère un pouvoir discrétionnaire en ce qui concerne tout amendement relatif aux questions énoncées dans l'avis de convocation ainsi que toute autre question dont l'assemblée pourrait être régulièrement saisie.** A la date des présentes, les dirigeants de la société n'ont connaissance d'aucun amendement, ni d'aucune autre question dont l'assemblée pourrait être saisie.

PERSONNES INTÉRESSÉES DANS CERTAINS POINTS DE L'ORDRE DU JOUR

À la date des présentes, à la connaissance de la direction de la société, aucune personne n'est intéressée dans un point quelconque de l'ordre du jour, que ce soit en raison des titres possédés ou de toute autre manière.

ACTIONS COMPORTANT DROIT DE VOTE ET LEURS PRINCIPAUX PORTEURS

En date de 9 avril 2002, 15 148 200 actions de la société étaient émises et en circulation. Chaque action confère un droit de vote à son détenteur dûment inscrit à la date de clôture des registres de la société le 10 avril 2002. À la connaissance de la direction de la société, en date des présentes, aucune personne ne détenait, directement et indirectement, une emprise sur plus de 10 % des actions de la société en circulation, à l'exception de Gestion Sodémex inc. qui détient 2 618 034 actions, soit 17,3 % et Sprott Asset Management inc. qui détient 2 278 027 actions ou 15,0 %.

ÉLECTION DES ADMINISTRATEURS (Rubrique n° 2 à l'avis de convocation)

En vertu des règlements généraux, les affaires de la société sont administrées par un conseil d'administration composé d'un nombre minimal de trois (3) et d'un nombre maximal de onze (11) administrateurs. Actuellement, le nombre d'administrateurs de la société est de six (6). Le mandat de chaque administrateur élu à l'assemblée expire à la date de l'assemblée annuelle suivant son élection ou sa nomination ou à la date à laquelle son successeur est élu ou nommé à moins qu'il ne démissionne ou que son poste devienne vacant en raison de son décès ou d'une autre cause selon les règlements de la société.

Les personnes mentionnées dans le formulaire de procuration ci-joint ont l'intention de voter en faveur de l'élection des candidats nommés ci-dessous, à moins que l'actionnaire signataire d'une procuration n'ait indiqué sa volonté de s'abstenir de voter lors de l'élection des administrateurs.

La direction de la société considère qu'aucun des candidats ne sera incapable d'agir comme administrateur ou ne désire plus pour quelque raison remplir cette fonction, mais advenant un changement pour quelque raison que ce soit avant la tenue de l'assemblée, les personnes mentionnées dans le formulaire de procuration ci-joint se réservent le droit de voter pour d'autres candidats de leur choix.

Nom et poste occupé dans la société	Occupation principale	Date d'entrée au conseil	Nombre d'actions détenues au 9 avril 2002
Jean-Guy Rivard[(2)] Administrateur et président de la société et président du conseil d'administration	Dirigeant de la société	25 février 1981	1 015 000

Nom et poste occupé dans la société	Occupation principale	Date d'entrée au conseil	Nombre d'actions détenues au 9 avril 2002
Denis Arcand Administrateur et vice-président du conseil	Homme d'affaires	28 sept. 1995	6 348
Réjean Houle[(1)(2)] Administrateur	Homme d'affaires	27 janvier 1989	37 000
Jean Depatie[(1)] Administrateur	Président et chef de la direction de Ressources Gold Hawk inc.	26 mai 1994	1 000
L'Honorable Gilles Loiselle, C.P.[(1)(2)] Administrateur	Conseiller du Président du comité exécutif, Power Corporation du Canada	8 juillet 1996	Néant
Henri Lanctôt Administrateur et secrétaire corporatif	Associé, Gowling Lafleur Henderson, s.r.l., cabinet d'avocats	22 mai 1997	Néant

1) Membre du comité de vérification

2) Membre du comité de rémunération

RÉMUNÉRATION DES ADMINISTRATEURS ET DE LA HAUTE DIRECTION

Durant l'exercice terminé le 31 décembre 2001, la société comptait cinq membres de la haute direction . Une somme globale de 683 199 $ (y compris tous les avantages personnels) a été versée aux cinq membres de la haute direction de Richmont par la société durant l'exercice terminé le 31 décembre 2001.

Tableau récapitulatif de la rémunération des membres de la haute direction

		Rémunération annuelle			Rémunération à long terme			
					Octrois		Paiements	
Nom et poste principal	Année	Salaire ($)	Prime ($)	Autre rémunération annuelle[(1)] ($)	Titres aux termes d'options ou de droits à la plus-value des actions octroyées (#)	Actions ou unités faisant l'objet de restrictions ($)	Paiements aux termes de RILT[(2)] ($)	Autre rémuné-ration ($)
Jean-Guy Rivard	2001	242 424	36 200	Néant	100 000	Néant	Néant	Néant
Président et chef	2000	242 424	36 200	Néant	100 000	Néant	Néant	Néant
de la direction	1999	240 318	36 184	Néant	Néant	Néant	Néant	Néant
Martin Rivard [(3)]	2001	104 963	Néant	Néant	Néant	Néant	Néant	Néant
Vice-président exécutif	2000	9 416	Néant	Néant	50 000	Néant	Néant	Néant
Jean-Yves	2001	104 963	Néant	Néant	Néant	Néant	Néant	Néant
Laliberté	2000	91 668	Néant	Néant	50 000	Néant	Néant	Néant
Vice-président finances	1999	87 838	Néant	Néant	50 000	Néant	Néant	Néant

André de Guise[(4)] Vice-président opérations	2001	67 744	Néant	Néant	Néant	Néant	Néant	Néant
Nicole Veilleux Contrôleur	2001 2000 1999	61 337 56 076 54 170	Néant Néant Néant	Néant Néant Néant	Néant 20 000 Néant	Néant Néant Néant	Néant Néant Néant	Néant Néant Néant

1) Les avantages accessoires personnels et avantages divers, titres ou biens, ne sont pas inclus puisqu'ils n'excèdent pas le moindre de 50 000 $ ou de 10 % de la totalité de la prime et du salaire annuel de tout membre de la haute direction pour la période en cause.

2) Régime d'intéressement à long terme (RILT).

3) M. Martin Rivard a été nommé Vice-président exécutif le 14 novembre 2000.

4) M. André de Guise a été nommé Vice-président, opérations le 20 mars 2001.

La société possède un comité de rémunération. La rémunération du président et chef de la direction est établie par ce comité et il en est rendu compte annuellement au conseil d'administration.

Le conseil d'administration de la société a adopté, le 26 mai 1994, un plan de rémunération des administrateurs de la société qui ne sont pas membres de la haute direction de la société ou de ses sociétés affiliées ou qui ne reçoivent pas de rémunération à ce titre. Une rémunération de base de 2 500 $ par an est versée à chaque administrateur majorée de 500 $ pour chaque présence aux réunions du conseil (ou 250 $ si telle réunion est tenue par conférence téléphonique). À ce titre, cinq administrateurs ont reçu une rémunération globale de 34 750 $ durant l'exercice terminé le 31 décembre 2001.

Durant l'exercice terminé le 31 décembre 2001, la société n'a payé aucune autre forme de rémunération aux administrateurs. Gowling Lafleur Henderson s.r.l. a reçu durant l'exercice 18 302 $ en honoraires pour services professionnels rendus; M. Henri Lanctôt, administrateur et secrétaire de la société, est un associé de Gowling Lafleur Henderson s.r.l.

La société possède une assurance couvrant la responsabilité des membres de la haute direction et administrateurs de la société pour un montant maximal de 10 000 000 $ en contrepartie d'une prime annuelle de 16 317 $. La police d'assurance contient une clause ne prévoyant aucune franchise pour les membres de la haute direction et les administrateurs et une franchise de 25 000 $ par sinistre.

Aucun administrateur ou membre de la haute direction ou dirigeant de la société n'est endetté envers la société pour l'exercice terminé le 31 décembre 2001.

Options d'achat d'actions octroyées au cours du dernier exercice

Le tableau ci-dessous indique les options d'achat d'actions octroyées aux dirigeants en vertu du régime d'options d'achat d'actions durant l'exercice terminé le 31 décembre 2001. La société n'a aucun régime de droit à la plus-value des actions (*DPA*).

Nom	Actions sous options octroyées (#)	% du total des options octroyées aux employés durant l'exercice	Prix d'exercice ($ / titre)	Valeur au marché à la date de l'octroi	Date d'expiration
Jean-Guy Rivard Président et chef de la direction	100 000	36 %	1,65	1,65	30 mai 2006

Ensemble des options d'achat d'actions levées au cours du dernier exercice et valeur des options en fin d'exercice

Le tableau ci-dessous décrit les levées d'options d'achat d'actions durant l'exercice terminé le 31 décembre 2001 par les dirigeants et la valeur globale en fin d'exercice des options non levées.

Nom	Actions acquises dans le cadre d'une levée d'option (#)	Valeur totale réalisée ($)	Options non levées en fin d'exercice (#) Options pouvant être levées/ne pouvant être levées	Valeur des options en jeu non levées en fin d'exercice ($)[1] Options pouvant être levées/ne pouvant être levées
Jean-Guy Rivard Président et chef de la direction	Néant	Néant	750 000 / 0	34 000 $ / 0
Martin Rivard Vice-président exécutif	Néant	Néant	100 000 / 0	6 000 $/ 0
Jean-Yves Laliberté Vice-président finances	Néant	Néant	90 000/ 10 000	6 000 $ / 0
Nicole Veilleux Contrôleur	Néant	Néant	40 000 / 5 000	2 400 $ / 0
André de Guise Vice-président, opérations	Néant	Néant	50 000 / 0	0 / 0

1) valeur basée sur le cours de clôture des actions ordinaires de Mines Richmont à la Bourse de Toronto le 31 décembre 2001, qui s'établissait à 1,87 $.

RENDEMENT DES ACTIONNAIRES 2001

Le tableau suivant (selon le formulaire 40 des règlements en application de la *Loi sur les valeurs mobilières* (Ontario)) compare l'évolution annuelle du taux de rendement cumulatif total des porteurs d'actions de la société au taux de rendement cumulatif total des porteurs d'actions de l'indice 300 de la Bourse de Toronto et l'indice de l'or et des métaux précieux de la BdeT pour la période débutant le 31 décembre 1996 et se terminant le 31 décembre 2001.

COMPARAISON SUR CINQ ANNÉES DU RENDEMENT CUMULATIF TOTAL*
MINES RICHMONT INC., INDICE 300 DE LA BdeT ET L'INDICE DE L'OR ET DES MÉTAUX PRÉCIEUX DE LA BdeT


DOLLARS
0
20
40
60
80
100
120
140
160
180
12/96
12/97
12/98
12/99
12/00
12/01
MINES RICHMONT INC.
INDICE 300 DE LA BdeT
OR ET MÉTAUX PRÉCIEUX BdeT

*** En supposant que la valeur initiale du placement à la Bourse et de chacun des indices était de 100 $ le 31 décembre 1996 et que tous les dividendes ont été réinvestis au 31 décembre.**

	1996(1)	1997	1998	1999	2000	2001
Mines Richmont inc.	100 $	57 $	69 $	35 $	23 $	33 $
Indice 300 de la BdeT	100 $	115 $	113 $	149 $	160 $	140 $
Or et métaux précieux BdeT	100 $	57 $	53 $	44 $	40 $	47 $

1) En supposant que la valeur initiale du placement à la Bourse et de chacun des indices était de 100 $ le 31 décembre 1996 et que tous les dividendes ont été réinvestis au 31 décembre.

NOMINATION DES VÉRIFICATEURS (Rubrique n° 3 à l'avis de convocation)

KPMG s.r.l., comptables agréés, sont les vérificateurs de la société. **Les personnes nommées dans le formulaire de procuration ci-joint ont l'intention de voter en faveur de la nomination de KPMG s.r.l. comme vérificateurs de la société à l'assemblée et d'autoriser les administrateurs à fixer leur rémunération, à moins que l'actionnaire signataire de la procuration n'ait indiqué sa volonté de s'abstenir de voter à l'égard de la nomination des vérificateurs.**

PLACEMENTS PRIVÉS D'ACTIONS (Rubrique n° 4 à l'avis de convocation)

La société peut être appelée à conclure, dans le cours normal de ses affaires, des placements privés des actions de son capital social dont le produit de souscription est principalement affecté à des travaux sur ses propriétés minières au Canada et pour augmenter ses fonds généraux.

Les règles de la Bourse de Toronto exigent que ces placements privés soient soumis à l'approbation des actionnaires lorsque le nombre d'actions susceptibles d'être émises suite à ces placements privés, au cours d'une période de six mois, est supérieur à 25 % des actions émises et en circulation avant la transaction projetée.

La société désire obtenir l'approbation préalable de ses actionnaires pour lui permettre de négocier et conclure des conventions de placements privés pour un nombre d'actions ordinaires pouvant dépasser 25 % de ses actions émises et en circulation, sans qu'il soit requis de convoquer et tenir une assemblée de ses actionnaires pour approuver ces placements privés. L'approbation des actionnaires requise aux termes de la présente proposition porte sur les placements privés négociés et complétés durant la période se terminant à la date de la prochaine assemblée générale des actionnaires.

Le nombre maximal d'actions pouvant être placées aux termes de placements privés et visées par la présente approbation des actionnaires ne pourra excéder 15 000 000 d'actions. De même, le prix de souscription des actions placées aux termes desdits placements privés sera fixé selon les dispositions des lois sur les valeurs mobilières au Canada et des règles et politiques de la Bourse de Toronto. De plus, la société ne pourra effectuer un placement privé qui n'est pas négocié à distance ni un placement privé qui peut affecter de façon importante le contrôle de la société.

Les personnes nommées par le formulaire de procuration ci-joint ont l'intention de voter en faveur de la résolution autorisant des placements privés futurs aux conditions mentionnées ci-dessus, à moins que l'actionnaire signataire de la procuration n'en ait stipulé autrement ou n'ait indiqué sa volonté de s'abstenir de voter à l'égard de cette proposition.

RÉGIME DE DROITS DES ACTIONNAIRES

Le 9 avril 2002, Mines Richmont Inc. (Richmont) a instauré un régime de droits des actionnaires (le *régime de droits*). Le régime de droits est actuellement en vigueur, mais il doit être confirmé par les actionnaires de Richmont à l'assemblée. Les actionnaires seront priés d'étudier une résolution (la résolution concernant le régime de droits) approuvant, ratifiant et confirmant le régime de droits, ainsi que tous les droits émis conformément à celui-ci (les *droits*). Le texte de la résolution est joint à titre d'annexe A à la présente circulaire.

L'approbation du régime de droits par les porteurs d'actions ordinaires est requise pour le respect des exigences des bourses.

Contexte

Le régime de droits a pour objectif premier d'accorder au conseil d'administration de Richmont un délai suffisant lui permettant de rechercher et d'élaborer des solutions de rechange visant à maximiser la valeur du placement des actionnaires en cas d'offre publique d'achat visant Richmont, et de donner à chaque actionnaire une occasion égale de participer à une telle offre. Le régime de droits encourage un acquéreur potentiel à procéder au moyen d'une offre autorisée (au sens donné dans le régime de droits) qui exige que l'offre publique d'achat respecte certaines normes minimums destinées à promouvoir l'équité, ou encore à procéder avec l'approbation du conseil d'administration.

En choisissant d'instaurer un régime de droits, le conseil d'administration de Richmont a étudié le cadre législatif régissant les offres publiques d'achat au Canada. En vertu de la législation provinciale sur les valeurs mobilières, une offre publique d'achat s'entend habituellement d'une offre d'acquisition des actions comportant droit de vote ou des actions de participation d'une société dans le cadre de laquelle les actions assujetties à l'offre d'acquisition, ajoutées aux actions appartenant déjà à l'initiateur et à toute personne ou société agissant conjointement ou de concert avec lui, totalisent au moins 20 % des actions en circulation d'une société.

Le cadre législatif existant pour les offres publiques d'achat au Canada continue de soulever les préoccupations suivantes pour les actionnaires de Richmont :

- *Délai* - La législation actuelle permet à une offre publique d'achat de prendre fin 35 jours (21 jours dans la province de Québec) après sa formulation. Le conseil d'administration de Richmont est d'avis que ce délai n'est pas suffisant pour permettre aux actionnaires d'étudier une offre publique d'achat et de prendre sans hâte une décision éclairée.

- *Pression relative à la consignation* – Un actionnaire peut se sentir contraint à consigner ses actions en réponse à une offre publique d'achat qu'il juge inadéquate par crainte de se retrouver, dans le cas contraire, avec des actions ordinaires sans liquidité ou avec des actions ordinaires dévaluées de la minorité. C'est particulièrement le cas des offres publiques d'achat partielles visant moins de la totalité des actions ordinaires dans le cadre desquelles l'initiateur désire obtenir une position de contrôle sans acquérir toutes les actions ordinaires. Le régime de droits accorde aux actionnaires un mécanisme d'approbation des offres destiné à leur permettre de séparer de l'approbation ou du refus d'une offre publique d'achat particulière leur décision de consigner leurs actions.

- *Traitement inégal : Pleine valeur* – Bien que la législation provinciale existante sur les valeurs mobilières ait sensiblement apaisé de nombreuses craintes à ce sujet, la possibilité demeure que le contrôle de Richmont soit acquis conformément à une entente privée dans le cadre de laquelle un actionnaire ou un petit groupe d'actionnaires disposent d'actions ordinaires moyennant une prime par rapport au cours du marché qui n'est pas partagée avec les autres actionnaires. De plus, une personne peut accumuler lentement des actions ordinaires grâce à des acquisitions boursières pouvant, à la longue, aboutir à une acquisition du contrôle sans le paiement d'une juste valeur ou sans un partage équitable d'une prime de contrôle entre tous les actionnaires.

Sommaire

Le texte suivant résume les principales modalités du régime de droits de Richmont et est assujetti dans son ensemble par renvoi au texte de ce régime. Un actionnaire ou toute autre partie concernée peut obtenir un exemplaire du régime de droits en communiquant avec Martin Rivard, au 110, avenue Principale, Rouyn-Noranda (Québec) J9X 4P2; téléphone : (819) 797-2465; télécopieur : (819) 797-0166.

Les modalités du régime de droits sont conformes aux modalités des régimes actuellement en vigueur dans de nombreuses autres sociétés canadiennes ouvertes.

Date de prise d'effet

La date de prise d'effet du régime de droits est le 9 avril 2002 (la *date de prise d'effet*).

Durée

Si le régime de droits est approuvé à l'assemblée, il demeurera alors en vigueur jusqu'à la fin de l'assemblée annuelle des actionnaires de Richmont devant avoir lieu en 2005, à moins que les actionnaires ne le reconfirment à cette assemblée. Si le régime de droits est ainsi reconfirmé, il devra alors l'être une fois tous les trois ans à l'assemblée annuelle pertinente. S'il n'est pas reconfirmé, il prendra alors fin. Même s'il est reconfirmé par les actionnaires, il expirera dix ans après sa date de prise d'effet, auquel moment un nouveau régime pourra être adopté.

Émission de droits

À la date de prise d'effet, un droit a été émis et est rattaché à chaque action ordinaire en circulation de Richmont, et sera émis et se rattachera à chaque action ordinaire de Richmont émise par la suite.

Privilège d'exercice des droits

Les droits deviendront distincts des actions ordinaires et seront susceptibles d'exercice 10 jours de séance (le *moment de la séparation*) après qu'une personne a acquis ou a entrepris une offre publique d'achat pour acquérir 20 % ou plus des actions ordinaires, autrement qu'au moyen d'une acquisition conformément à une offre publique d'achat autorisée par le régime de droits (une *offre autorisée*). L'acquisition par une personne (un *acquéreur*) de 20 % des actions ordinaires autrement qu'au moyen d'une offre autorisée est appelée un événement de prise de contrôle. Les droits détenus par un acquéreur deviendront nuls lors du déclenchement d'un événement de prise de contrôle. Dix jours de séance après le déclenchement de l'événement de prise de contrôle, chaque droit (sauf ceux que détient un acquéreur) permettra aux porteurs de droits, autres qu'un acquéreur, d'acheter des actions ordinaires moyennant une décote de 50 % sur leur cours sur le marché.

L'émission des droits n'entraîne à l'origine aucune dilution. Lorsqu'un événement de prise de contrôle se produit et que les droits deviennent distincts des actions ordinaires, le bénéfice déclaré par action de la société, sur une base diluée ou non, peut être touché. Les porteurs de droits qui n'exercent pas leurs droits lors du déclenchement d'un événement de prise de contrôle peuvent subir une importante dilution.

Certificats et cessibilité

Avant le moment de la séparation, les droits sont attestés par une mention imprimée sur les certificats des actions ordinaires et ne peuvent être transférés distinctement de celles-ci. À compter du moment de la séparation, les droits seront attestés par des certificats de droits qui pourront être transférés et négociés distinctement des actions ordinaires.

Exigences d'une offre autorisée

Les exigences d'une offre autorisée comprennent les suivantes :

- l'offre publique d'achat doit être faite au moyen d'une note d'information;
- elle doit être faite à tous les actionnaires de Richmont;
- elle doit demeurer valide pendant au moins 60 jours, et les actions ordinaires consignées en réponse à celle-ci ne peuvent être prises en livraison avant l'expiration du délai de 60 jours, et seulement si plus de 50 % des actions ordinaires de Richmont détenues par les actionnaires, autres que l'initiateur, les membres de son groupe et les personnes agissant conjointement ou de concert, ainsi que certaines autres personnes (les *actionnaires indépendants*), ont alors été consignées conformément à l'offre publique d'achat et leur consignation n'a pas été révoquée; et
- si plus de 50 % des actions ordinaires détenues par les actionnaires indépendants sont consignées aux termes de l'offre publique d'achat dans le délai de 60 jours, l'initiateur doit l'annoncer au public, et l'offre publique d'achat doit demeurer valide pour les consignations d'actions ordinaires pendant au moins 10 jours ouvrables à compter de cette annonce publique.

Le régime de droits permet qu'une offre autorisée concurrentielle (une *offre autorisée concurrentielle*) soit faite pendant qu'existe une offre autorisée. Une offre autorisée concurrentielle doit respecter toutes les exigences d'une offre autorisée, sauf qu'elle peut expirer à la même date que l'offre autorisée, à condition de demeurer valide pendant au moins 35 jours.

Renonciation

Le conseil d'administration pourra, en agissant de bonne foi, avant le déclenchement d'un événement de prise de contrôle, renoncer à l'application du régime de droits quant à un événement de prise de contrôle particulier (une *acquisition dispensée*) lorsque l'offre publique d'achat est faite au moyen d'une note d'information adressée à tous les porteurs d'actions ordinaires de Richmont. Lorsque le conseil d'administration exerce son pouvoir de renonciation à l'égard d'une offre publique d'achat, la renonciation s'appliquera également à toute autre offre publique d'achat visant Richmont qui a été faite au moyen d'une note d'information adressée à tous les porteurs d'actions ordinaires avant l'expiration d'une autre offre pour laquelle l'application du régime de droits a fait l'objet d'une renonciation.

Rachat

Avec l'approbation d'une majorité des voix exprimées par les actionnaires (ou les porteurs de droits si le moment de la séparation a eu lieu) votant eux-mêmes ou par procuration lors d'une assemblée dûment convoquée à cette fin, le conseil d'administration peut racheter les droits à 0,000001 $ l'action. Les droits seront réputés avoir été rachetés par le conseil d'administration après la conclusion d'une offre autorisée, d'une offre autorisée concurrentielle ou d'une acquisition dispensée.

Modification

Sans l'approbation des porteurs de droits ou des actions ordinaires, le conseil d'administration pourra, avant le moment de l'assemblée, apporter au régime de droits les changements qu'il juge nécessaires ou souhaitables en agissant de bonne foi. Après l'assemblée, le conseil d'administration pourra modifier le régime de droits avec l'approbation d'un vote majoritaire des voix exprimées par les actionnaires (ou les porteurs de droits si le moment de séparation a eu lieu) votant eux-mêmes ou par procuration lors d'une assemblée dûment convoquée à cette fin. Le conseil d'administration peut, sans cette approbation, corriger toute erreur matérielle ou typographique et, avec l'approbation des actionnaires (ou des porteurs de droits, selon le cas) lors de l'assemblée suivante, il pourra modifier le régime de droits pour maintenir sa validité par suite des changements apportés à la législation applicable.

Conseil d'administration

Le régime de droits n'amoindrira ni n'allégera l'obligation du conseil d'administration d'agir honnêtement et de bonne foi, en vue des intérêts fondamentaux de Richmont. Lorsqu'une offre autorisée est formulée, le conseil d'administration conservera l'obligation et le pouvoir de prendre les mesures et de faire les recommandations aux actionnaires qu'il juge appropriés.

Dispenses pour les conseillers en placement

Les conseillers en placement (pour les comptes entièrement gérés), les sociétés de fiducie (agissant en qualité de fiduciaires et d'administrateurs), les organismes de droit public dont les activités comprennent la gestion de fonds et les administrateurs de régimes enregistrés de retraite qui font l'acquisition de 20 % ou plus des actions ordinaires de Richmont sont dispensés du déclenchement d'un événement de prise de contrôle, à condition qu'ils ne fassent pas une offre publique d'achat ni ne fassent partie d'un groupe faisant une offre publique d'achat.

Approbation des administrateurs

Les administrateurs de Richmont ont adopté et approuvé à l'unanimité le régime des droits. Lorsqu'ils ont adopté le régime de droits, les administrateurs ont conclu, pour les raisons précitées, que ce régime était dans l'intérêt fondamental de Richmont et des actionnaires.

Les administrateurs recommandent à l'unanimité aux actionnaires de voter en faveur de la confirmation du régime de droits.

Les administrateurs sont d'avis que le régime de droits préserve le traitement équitable des actionnaires de Richmont, s'avère compatible avec la pratique des sociétés canadiennes et répond aux directives des investisseurs institutionnels.

Approbation des actionnaires

Le régime de droits doit être confirmé par les actionnaires de Richmont à l'assemblée, sans quoi il prendra fin, et tous les droits en circulation (au sens donné dans le sommaire) deviendront nuls. La résolution concernant le régime de droits doit être adoptée à la majorité simple des voix à l'assemblée. Le texte intégral de la résolution approuvant le régime de droits est présenté à l'annexe A de la présente circulaire.

À moins que le formulaire de procuration ci-joint ne précise que les actions représentées par la procuration doivent faire l'objet d'un vote contre la résolution concernant le régime de droits, les personnes désignées dans ce formulaire de procuration entendent voter EN FAVEUR de l'approbation de la résolution concernant le régime de droits.

AUTRES QUESTIONS À L'ORDRE DU JOUR

La direction de la société n'a connaissance d'aucune modification visant les questions à l'ordre du jour énoncées dans l'avis d'assemblée ni d'aucune autre question qui pourrait être soumise à l'assemblée, à l'exception de celles que mentionne l'avis d'assemblée. Toutefois, si des modifications ou d'autres questions sont valablement soumises à l'assemblée, le formulaire de procuration ci-joint confère un pouvoir discrétionnaire aux personnes qui y sont désignées aux fins de voter selon leur bon jugement sur les modifications relatives aux questions à l'ordre du jour mentionnées à l'avis d'assemblée ou sur toute autre question.

RÉGIE D'ENTREPRISE

La Bourse de Toronto a adopté des lignes directrices dont l'objectif est la divulgation par les sociétés inscrites, dans leur rapport annuel ou leur circulaire d'information, de leur pratique en matière de régie d'entreprise.

Ces lignes directrices traitent de la composition, du mandat et des objectifs des conseils d'administration et de leur comité, de l'intérêt de la présence d'une majorité d'administrateurs non reliés, du processus de prise de décision du conseil, du recrutement, de l'orientation et de la formation des nouveaux administrateurs, de l'indépendance des membres du conseil, des évaluations du rendement du conseil, de ses membres et du chef de la direction, des attentes du conseil à l'égard de la direction et des commentaires des actionnaires.

Mandat du conseil d'administration

Le conseil d'administration de la société a comme principal mandat de superviser la gestion de l'entreprise et des affaires de la société. Le conseil d'administration a pour responsabilité d'établir les politiques de la société de même que la revue de son rendement. Cependant, le conseil d'administration n'est pas directement impliqué dans les opérations quotidiennes. Ces dernières sont sous la responsabilité des dirigeants de la société. Le conseil d'administration a tenu sept (7) assemblées durant l'année 2001. À ces assemblées, le conseil d'administration reçoit, discute et considère pour approbation, avec ou sans modification, les rapports de ses comités de même que ceux des dirigeants de la société. En général, il s'agit de rapports sur la situation financière, les activités courantes et le développement des affaires de la société de même que la revue des opportunités d'investissements et d'acquisitions de propriétés. Les principales attentes du conseil d'administration face à la direction de la société consistent à voir aux intérêts de la société et à assurer la maximisation de l'investissement des actionnaires.

Composition du conseil d'administration

Le conseil d'administration est composé de six membres. À l'exception de M. Jean-Guy Rivard, président et chef de la direction et de M. Henri Lanctôt, secrétaire de la société, le conseil est constitué d'administrateurs externes et non reliés. Il n'y a actuellement aucun comité de nomination des membres du conseil et ce dernier juge qu'un tel comité n'est pas nécessaire. S'il y avait une vacance au conseil d'administration, le nouvel administrateur serait choisi par consultation auprès de tous les membres du conseil d'administration.

Taille du conseil d'administration

Le conseil d'administration estime que sa taille actuelle est adéquate et qu'elle assure l'efficacité des délibérations du conseil tout en permettant un éventail de compétences et d'expériences diverses.

Programme d'orientation et de formation pour les nouveaux administrateurs

La société n'offre pas de programme systématique d'orientation et de formation aux nouveaux administrateurs. Toutefois, les nouveaux administrateurs ont l'occasion de se familiariser avec la société en échangeant avec les autres membres du conseil, en étudiant les différents documents mis à leur disposition par les membres de la haute direction et en visitant les différents sites miniers.

Rémunération des administrateurs

Le comité de rémunération révise annuellement la rémunération des administrateurs en tenant compte de la rémunération payée aux administrateurs de sociétés comparables. À sa dernière réunion, le comité de rémunération a décidé de ne porter aucun changement à la rémunération des administrateurs pour l'année courante.

Comités du conseil d'administration

Le conseil d'administration a actuellement deux comités. Le comité de vérification est composé de trois administrateurs externes et non reliés, soit MM. Réjean Houle, Gilles Loiselle et Jean Depatie. Ce comité se rencontre au moins deux fois l'an pour procéder à une revue de la situation financière de la société, questionner les vérificateurs et analyser les rendements, les placements de la société et son portefeuille de propriétés minières.

Le comité de rémunération, qui est composé de MM. Jean-Guy Rivard, Réjean Houle et Gilles Loiselle, se réunit une fois par année pour établir la rémunération des membres de la haute direction et des administrateurs. M. Jean-Guy Rivard se retire lorsque le comité doit considérer sa rémunération. Le comité de rémunération tient compte des responsabilités et des charges de travail des membres de la haute direction dans l'établissement de leur rémunération. Le comité de rémunération favorise une rémunération compétitive afin de garder des employés clés compétents au sein de la société.

Le conseil d'administration n'a pas de comité de régie d'entreprise. Les questions de régie d'entreprise sont étudiées par tous les membres du conseil lors de ses réunions.

Indépendance du conseil d'administration face à la direction

En raison de la nature de l'entreprise et de la taille de la société, le président et chef de la direction de la société est également le président du conseil d'administration et, bien qu'il soit un administrateur relié, il participe aux réunions des comités du conseil d'administration afin de communiquer de l'information sur la société qui peut être requise par les comités pour adéquatement effectuer leur tâche. Cependant, lors des réunions du conseil d'administration et des comités, tout administrateur externe peut demander que les membres de la direction ne soient pas présents de façon à pouvoir discuter de toute question sans leur présence.

Le vice-président du conseil d'administration est un administrateur non relié et il est également reconnu comme l'administrateur principal.

PROPOSITION DE LA PART DES ACTIONNAIRES

Tout actionnaire qui désire présenter une proposition lors de l'assemblée annuelle 2002 doit faire parvenir cette proposition à la société avant le 31 janvier 2003 afin qu'elle puisse être intégrée aux documents de sollicitation de procurations en vue d'une telle assemblée annuelle.

APPROBATION

Le conseil d'administration de la société a approuvé le contenu de la présente circulaire d'information de la direction ainsi que son envoi aux actionnaires.

Datée ce 9e jour d'avril 2002.

(signé) HENRI LANCTÔT,
Secrétaire

ANNEXE A À LA CIRCULAIRE D'INFORMATION

Résolution des actionnaires ratifiant le régime de droits des actionnaires.

RÉSOLU :

1. QUE le régime de droits des actionnaires adopté par le conseil d'administration de Mines Richmont inc. (*Richmont*) le 9 avril 2002 selon les termes de la convention visant le régime de droits des actionnaires daté du 9 avril 2002 entre Richmont et Société de Fiducie Computershare du Canada en sa qualité d'agent des droits et de tous les droits émis aux termes dudit régime est par les présentes ratifié, confirmé et approuvé; et

2. QUE tout dirigeant de Richmont soit et il est par les présentes autorisé pour et au nom de Richmont à signer et livrer tout document et poser tout geste et entreprendre toute action qu'il peut déterminer être nécessaire ou opportun aux fins de donner effet à la présente résolution, la signature de tels documents ou la réalisation de tel geste ou action constituant une preuve décisive de telle détermination.

RICHMONT MINES INC.
110 avenue Principale, Rouyn-Noranda, Québec J9X 4P2

PROXY SOLICITED BY MANAGEMENT
FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS ON MAY 15, 2002

The undersigned, shareholder of Richmont Mines Inc. (the *Company*), hereby designates Jean-Guy Rivard, or failing him, Réjean Houle, or in their stead[1] ______________________ as his attorney to act and vote for the undersigned in respect of all matters that may come before the Annual General and Special Meeting of Shareholders of the Company to be held at The Hilton Montreal Bonaventure Hotel, Le Portage Room, 1 Place Bonaventure, Montreal, Québec, on May 15, 2002, at 11:00 a.m., and at any adjournment thereof, with authority to vote , in accordance with the following instructions; should there be no specific instruction, the votes will be cast in favour of the matters identified in the Notice. This proxy confers discretionary power with respect to any amendment pertaining to the matters identified in the Notice and to any other matters which could be properly brought before the meeting.

1°	ELECTION OF DIRECTORS	FOR	○
		ABSTENTION	○
2°	APPOINTMENT OF AUDITORS	FOR	○
		ABSTENTION	○
3°	PRIVATE PLACEMENTS OF SHARES	FOR	○
		AGAINST	○
		ABSTENTION	○
4°	SHAREHOLDER RIGHTS PLAN	FOR	○
		AGAINST	○
		ABSTENTION	○

DATED AS OF ________________ 2002[2]

____
SIGNATURE OF THE SHAREHOLDER[3]

NOTE: (1) Shareholders have the right to designate a person (who may not be a shareholder) other than the persons indicated herein, to attend and act on their behalf at the Meeting, by inserting such other person's name in the blank space provided.

(2) If undated, this proxy shall be deemed to bear the date on which it is mailed by the person making the solicitation.

(3) This proxy must be signed by the shareholder or by his attorney duly authorized in writing or, if the shareholder is a corporation, by an officer thereof duly authorized in writing.

MINES RICHMONT INC.

110, avenue Principale, Rouyn-Noranda (Québec) J9X 4P2

PROCURATION SOLLICITÉE PAR LA DIRECTION POUR L'ASSEMBLÉE GÉNÉRALE ET EXTRAORDINAIRE ANNUELLE DES ACTIONNAIRES LE 15 MAI 2002

Le soussigné, actionnaire de Mines Richmont inc. (la *société*), désigne par les présentes Jean-Guy Rivard, ou en son absence, Réjean Houle, ou à leur place[1] ______________________ fondé de pouvoir, agir et voter pour lui sur toutes les questions soumises à l'assemblée générale annuelle et extraordinaire des actionnaires de la société qui se tiendra à l'Hôtel Hilton Montréal Bonaventure, Salle Le Portage, 1 Place Bonaventure, Montréal (Québec) le 15 mai 2002, à 11 h, ou à toute reprise de telle assemblée, avec le pouvoir de voter tel que spécifié, selon les instructions ci-après données ; si aucune instruction n'est donnée, les voix seront exprimées en faveur de l'adoption des résolutions énoncées dans l'avis de convocation. La présente procuration confère un pouvoir discrétionnaire en ce qui concerne tout amendement relatif aux sujets énoncés à l'avis de convocation ainsi que toute autre question dont l'assemblée pourrait être régulièrement saisie.

1° ÉLECTION DES ADMINISTRATEURS .... POUR ○ ABSTENTION ○

2° NOMINATION DES VÉRIFICATEURS .... POUR ○ ABSTENTION ○

3° PLACEMENTS PRIVÉS D'ACTIONS .... POUR ○ CONTRE ○ ABSTENTION ○

4° RÉGIME DE DROITS DES ACTIONNAIRES .... POUR ○ CONTRE ○ ABSTENTION ○

DATÉE LE ______________________ 2002[2]

____

SIGNATURE DE L'ACTIONNAIRE[3]

NOTE :

(1) Les actionnaires ont le droit de désigner comme fondé de pouvoir pour les représenter et agir à l'assemblée une personne autre que celle dont le nom apparaît sur le formulaire (qui peut ne pas être un actionnaire) en inscrivant le nom du fondé de pouvoir de son choix dans l'espace prévu à cette fin.

(2) Si la procuration n'est pas datée, elle sera présumée porter la date à laquelle elle a été mise à la poste par la personne qui en fait la sollicitation.

(3) La procuration doit être signée par l'actionnaire ou par son mandataire muni d'une autorisation écrite ou, si l'actionnaire est une corporation, par un dirigeant de la corporation dûment autorisé par écrit.